Brookfield

2022

Q3 INTERIM REPORT

Brookfield Asset Management Inc.

INTERIM REPORT Q3 2022

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2022	2021	2022	2021
TOTAL (MILLIONS)
Revenues	$23,418	$19,248	$68,556	$53,944
Net income	716	2,722	5,151	8,927
Funds from operations[1]	1,466	1,408	4,462	5,829
PER SHARE
Net income	$0.24	$0.47	$1.40	$1.72
Funds from operations	0.89	0.85	2.69	3.63
Dividends[2]
Cash	0.14	0.13	0.42	0.39
Special	—	—	—	0.36

AS AT SEP. 30, 2022 AND DEC. 31, 2021			2022	2021
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$761,984	$688,138
Consolidated results
Balance sheet assets			419,150	391,003
Equity			133,976	134,741
Common equity			40,401	42,210
Diluted number of common shares outstanding			1,635	1,652
Market trading price – NYSE			$40.89	$60.38
1.See definition in the MD&A Glossary of Terms beginning on page 57.
2.See Corporate Dividends on page 26.

1    BROOKFIELD ASSET MANAGEMENT

Q3 2022 INTERIM REPORT    2

BROOKFIELD AT A GLANCE
We are a leading global alternative asset manager with over $750 billion of assets under management. With a 100+ year heritage as an owner and operator, we focus on investing in assets and businesses that help form the backbone of the global economy. Throughout our operations in more than 30 countries on five continents, we are committed to supporting and enhancing the communities in which we operate.
Our goal is to deliver strong long-term returns and provide downside protection for our investors—including pension plans, endowments, foundations, sovereign wealth funds, financial institutions, insurance companies and individual investors. We invest our own capital alongside our investors in virtually every transaction, aligning interests and leveraging our deep operational expertise, global reach and access to large-scale capital.
Our approach is focused on investing on a value basis. We recognize that generating attractive returns often requires seeking out assets, businesses, markets and sectors that are out of favor or experiencing periods of distress. We are disciplined in acquiring high-quality assets and businesses that we believe can deliver strong performance across market cycles. And we take a long-term view in deploying capital—but are ready to act decisively when the right opportunities emerge.
We believe that sound environmental, social and governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST

•The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our deep operational expertise, global reach and access to large-scale, flexible capital.

•Long-Life, High-Quality Assets Leveraging our operating experience, we invest in key sectors across renewable power & transition, infrastructure, private equity, real estate, and credit & insurance.

•Diverse Product Offering We offer core, core-plus, value-add, opportunistic/growth equity and credit strategies through closed-end and perpetual vehicles in both the public and private markets.

•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.

•Sustainability We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and also includes issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, transition funds, infrastructure funds and private equity funds. Our other businesses include Residential Development and Corporate. Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business.
3    BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS
OVERVIEW
Our business continues to perform extremely well, demonstrating its resilience and diversification. Private assets also continue to show their advantage for investors by better allowing owners to wait out volatile markets, and this in turn encourages greater allocations to alternatives. By contrast, the volatility of equities and, particularly, fixed income, which is meant to be a safe haven, has disappointed investors recently. This further emphasizes the benefits of alternatives.
Our net income and cash flows were very strong which, given everything going on in the world, demonstrates our resilience, stability, and strength. Distributable earnings before realizations were $1.2 billion, up 39% from last year, and the business continues to see sequential income growth.
We were very active in the third quarter and beginning of the fourth, with the breadth and scale of our franchise enabling us to complete several transactions. We acquired 25% of a €17.5 billion German telecom tower portfolio; agreed to a $30 billion partnership with Intel for their semiconductor facility in Arizona; established an $8 billion strategic partnership between our Transition group and Cameco to own Westinghouse Electric for the long term—while simultaneously winding up the very successful restructuring phase of our private equity group’s ownership; made $7 billion of investments in our Transition fund; and closed on the acquisition of three real estate companies with $9 billion of assets at deep discounts to replacement cost. In addition, we are on track to have our largest fundraising year ever, with inflows of $33 billion since the end of last quarter.
MARKET ENVIRONMENT
It looks as though interest rates may peak in the next six months and many of the major economies of the world will experience a recession. As inflation abates, we think interest rates will slowly come down, but this might take some time, depending on how long it takes to harness inflation.
The current environment has created dislocation in the financial markets, with access to capital becoming a challenge for many. We believe this will abate over time but for the time being, it has led to a significant slowdown in transaction volume despite an increased need for capital for many companies.
Fortunately, we have approximately $125 billion of deployable capital and the skills to navigate these markets and execute transactions. As a result, the current markets present a good opportunity for us. This applies to all our businesses, but we think it will be particularly positive for both our Insurance Solutions business, which has been largely sitting on cash until now, and our Oaktree franchise, which specializes in investing in less-than-ideal markets.
OPERATING RESULTS
Distributable earnings before realizations were $1.2 billion in the quarter and $4.2 billion over the last 12 months, representing increases of 39% and 29%, respectively, over the comparable periods. Our underlying operations performed well, supporting distributions from investment of $2.6 billion over the last twelve months. Insurance Solutions operating earnings increased to approximately $160 million for the quarter, benefitting from the closing of American National.
We are on track to have our largest fundraising year ever and in that regard had another strong quarter, with capital inflows of $33 billion since the end of last quarter. Our fifth flagship infrastructure fund and our sixth flagship private equity fund held first closes and stand at approximately $21 billion and $8.4 billion, respectively, and in early November we launched the next vintage of our opportunistic credit strategy, with an expectation that it will exceed the $16 billion of the previous fund. We have completed fundraising for our fourth flagship real estate fund, raising $17 billion for this strategy. We raised $14 billion in the quarter across our other strategies, with significant contributions coming from our perpetual private infrastructure fund and our infrastructure debt fund.
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Our monetization activities have also been progressing well, and we sold $5 billion of assets at excellent values. Despite the slowdown in deal activity more broadly, we continue to observe that cash-flow-generating, inflation-linked assets like the ones we own still encounter strong demand. After the end of the quarter, our private equity business announced the sale of Westinghouse, which will generate $8 billion of proceeds and $4.5 billion of total profit.
We also continue to finance and refinance assets and businesses, a reflection of our competitive advantages of quality assets, scale operations, a conservative balance sheet, high levels of liquidity, and a strong reputation in the capital markets. As we look at our financings across the portfolio, we feel confident in our ability to refinance upcoming maturities, even if the current market environment were to persist.
OVERVIEW OF INVESTOR DAY
We hosted our annual Investor Day in September. For those who were unable to attend, the webcast and materials are posted on our website. We laid out the growth profile for each of our three key pillars: the Corporation, the Manager, and Insurance Solutions. Before year-end, we expect you will receive shares of the Manager through a distribution. After that, you will own part of the Manager directly versus only through the Corporation.
As we outlined at Investor Day, our business is well positioned to benefit from the secular tailwinds that we are experiencing with the transition to net zero, the global data infrastructure build-out, and the ownership of inflation-protected, highly cash generative assets.
In addition, our scale, flexibility, and global presence all position us well to be a partner of choice for the large corporate sector. As a result, we believe our growth prospects are stronger than ever.
If we achieve our plans, we should be able to grow distributable earnings by over 25% on a compound annualized basis over the next five years. If we successfully utilize the synergies of our three business pillars, then we may outperform these plans.
Corporation
The Corporation, post spinoff, will own circa $150 billion of private and listed investments, including a 75% interest in the newly listed Manager. As a result, we will have one of the largest discretionary pools of alternative assets globally. The Corporation will not face any restrictions on how we use this capital, and our sole focus will be on allocating capital among our operating businesses and new business initiatives, while targeting a 15%+ total return for our shareholders over the long term. We will leverage the Manager to source investment opportunities and opportunistically look to grow our business as opportunities arise. In this environment, we feel the odds favor something large and interesting showing up.
Manager
The Manager is increasingly diverse and growing faster than ever. By year-end, we plan to have distributed and listed a 25% interest in it, creating optionality for you to own our pure-play leading alternative asset manager. Initially, we expect it to generate approximately $2 billion of distributable earnings, pay out approximately 90% of that in cash dividends, and have no debt (actually net cash of $3 billion). If we achieve our growth plans, over the next five years we should double distributable earnings—and we plan to return over 90% of that to shareholders through dividends.
Insurance Solutions
Insurance Solutions has grown substantially since we announced our plans to build out this strategy two years ago. The acquisition of American National, our growing pension risk transfer business, and the acquisition of numerous reinsurance blocks have grown our insurance capital to approximately $45 billion. The addition of direct origination capabilities means that we can now underwrite insurance policies directly, creating greater flexibility in the operation. With the ability to deploy insurance capital into our alternative strategies and therefore out-earn return targets, we think this business has excellent long-term growth potential.
5    BROOKFIELD ASSET MANAGEMENT

THE FUTURE IS RENEWABLE
Renewables are fast becoming a major source of electricity generation in most countries around the world. The many reasons for this are outlined below. Combined, they are adding to the tailwind for our business and accelerating its growth.
They are the cheapest:
Renewables are now the cheapest form of electricity in most major markets around the world. Construction costs have come down dramatically as a result of advances in technology and manufacturing scale. In addition, the wind and sun have no variable cost. In an inflationary world, this is very powerful.
They are carbon free:
In a world where most individuals and almost all corporations now recognize that we need to transition to a less-carbon-intensive world, renewables are the most productive and simplest way to reduce carbon emissions. Capable of producing energy with zero emissions, they are therefore the base of all global corporations’ carbon reduction plans.
They are easy to build:
Electricity can be generated from natural gas, coal, nuclear, hydro, wind, solar and sometimes (but not often) oil. In contrast to the long construction times of a natural gas-fired plant, coal plant, or nuclear facility, wind and solar plants can be built relatively simply and without risk of major cost over-runs. Essentially, these involve relatively simple construction projects which can be completed in 12 to 24 months, depending on the site.
There is growing need:
As the world continues to electrify, it is expected that 50% more electricity will be required in most markets. We believe the increase in demand is a trend for at least the next 20 years and reverses a 20-year flat demand curve. This is due to the large increase in global population, the increase in demand that occurs as those populations become wealthier, and the demand from industry and cars as they move from natural gas and oil-based gasoline to electricity.
They offer national security:
Countries have recently learned what it means not to have local control of their electricity supply. Renewables and nuclear are the only locally sourced forms of electricity—unless a country has local natural gas, which most don’t. As a result, wind and solar are now identified as strategic resources for many countries and will increasingly be seen as a fundamental ingredient of national sovereignty.
They will soon be baseload:
The greatest criticism of wind and solar has been that there are times when the wind doesn’t blow and the sun doesn’t shine. Technology, though, is quickly moving towards breakthroughs that will allow batteries to store electricity efficiently, and for hydrogen to be utilized to store electricity in conjunction with renewables. As these technologies advance, renewables will soon become baseload electricity, eliminating the need for other historically important technologies to augment wind and solar.
Taken together, these factors make the renewables business a very exciting place to be for the next 20 years as the world transitions to reduced carbon intensity.

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OUR VAST CAPITAL FLEXIBILITY DIFFERENTIATES OUR FRANCHISE
We recently closed an innovative transaction that demonstrates the strengths and breadth of our franchise very well. We think it is an exceptional transaction for all parties involved, and we hope that we will be able to bring this type of transaction to our constituents in the future.
By way of background, in 2018 we acquired Westinghouse Electric Company in a bankruptcy proceeding. Westinghouse had tried to expand into construction of nuclear plants with fixed price contracts, and unfortunately miscalculations forced it to file for bankruptcy. Westinghouse’s business was primarily—and is now exclusively—the ownership of one of the only four nuclear technologies in the world, along with the servicing, maintenance, and fueling of the installed fleet of nuclear power plants. The business has proven to be an exceptional one during our five recent years of ownership.
The purchase was made in our private equity fund because Westinghouse needed a turnaround. The purchase price was $4 billion; we invested approximately $1 billion of equity and financed the balance with $3 billion of debt. The turnaround was extremely successful and to date the company has distributed cash greater than the original equity investment; its debt is lower; it’s generating approximately $800 million of annual run-rate EBITDA; and its growth prospects are accelerating.
Westinghouse today is the leading provider of highly technical aftermarket products and services to the nuclear power infrastructure market and government agencies on a global basis. It is a global leader with a large installed technology base, a large backlog of contracted revenue, leading technology, and a highly specialized workforce of 9,000 employees with over 2,500 highly experienced and trained nuclear engineers located around the world. These attributes enable Westinghouse to develop and provide the critical, very specialized services required to meet global net-zero targets. As a result, Westinghouse benefits from long-term contracts, significant recurring revenue, high customer retention, and high barriers to entry. Few companies have a moat like this one.
Recently, we decided that our private equity fund should sell this asset as it had fully achieved its plans. We set out to run a sale process, acknowledging two impediments to the full sale that our private equity fund wanted to achieve. The first was that Westinghouse’s low-cost long-term debt is very valuable and would be required to be repaid on a change of control. The second was that few businesses are able to own Westinghouse, as it is a strategic asset to the U.S. and numerous other countries and operates very sensitive infrastructure globally. This limited the universe of potential buyers, and if it were sold outright, there was significant risk that governments wouldn’t approve the buyer.
During the sale process we decided that, given what is going on in energy globally, this could be the ideal Transition asset and a new pillar on which our renewable company and global transition partners could contribute to a carbon-free future. A sale to our Transition fund had the advantage (to the benefit of all parties) of not presenting change-of-control risks on the financing (as we control both), and few approvals required to buy the asset.
Further advancing their efforts, our Transition group partnered with Cameco, one of the world’s largest miners and fabricators of uranium (the feedstock for nuclear plants), who agreed to acquire a 49% interest in Westinghouse based on a valuation of about $8 billion. Cameco is a highly strategic partner to the investment and longer term, this could be game-changing for Westinghouse. The long-term plan is to build a vertically integrated nuclear operator for the western world.
For our private equity business, this sale completes a highly successful investment and turnaround, and it delivers a return of 6x capital and an IRR of approximately 60% to investors in our Brookfield Capital Partners Fund and our listed Brookfield Business Partners. For the record, seldom do investments return both this scale of profit ($4.5 billion) and an approximate IRR of this quantum. For our Transition fund, we are now positioned at the heart of the nuclear transformation that we foresee unfolding over the coming decades.
7    BROOKFIELD ASSET MANAGEMENT

CLOSING
Thank you for your interest in Brookfield. Watch out for the arrival of your new Manager shares in your account which should happen this year, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
November 10, 2022

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	37
Overview	12	Private Equity	39
PART 2 – REVIEW OF CONSOLIDATED		Real Estate	41
FINANCIAL RESULTS		Residential Development	43
Overview	15	Corporate Activities	44
Income Statement Analysis	16	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	22	Capitalization	46
Foreign Currency Translation	25	Liquidity	50
Corporate Dividends	26	Review of Consolidated Statement of Cash Flows	54
Summary of Quarterly Results	27	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	29	Accounting Policies, Estimates and Judgments	55
Summary of Results by Operating Segment	30	Management Representations and Internal
Asset Management	31	Controls	56
Renewable Power and Transition	35	GLOSSARY OF TERMS	57

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and also includes issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, transition funds, infrastructure funds and private equity funds. Our other businesses include Residential Development and Corporate.
Please refer to the Glossary of Terms beginning on page 57 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
9    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, forward-looking statements contained in the letter to shareholders included in this Report include statements regarding the listing and distribution of our asset management business, including the anticipated timing and value of such transaction and the impact that such transaction may have on Brookfield and its shareholders. The transaction will be subject to the satisfaction of a number of conditions, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
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STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 57 for all non-IFRS measures.
11    BROOKFIELD ASSET MANAGEMENT

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a history spanning over 100 years. We have over $750 billion of assets under management (“AUM”)1 across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Our $407 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment Focus
    We predominantly invest in real assets across renewable power and transition, infrastructure, private equity, real estate and credit.
✓    Diverse Products Offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

1.See definition in Glossary of Terms beginning on page 57.
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In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have over $750 billion in assets under management and $407 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 180,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
ASSET MANAGEMENT
Our Asset Management business oversees $407 billion of fee-bearing capital across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Today, we have approximately 2,100 unique institutional investors and have approximately $39 billion of additional committed capital that will be fee-bearing when invested. Within each of our investment verticals, we manage capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Long-term Private Funds – $202 billion fee-bearing capital
We manage and earn fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, we earn:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.

1.See definition in Glossary of Terms beginning on page 57.
13    BROOKFIELD ASSET MANAGEMENT

Perpetual Strategies – $134 billion fee-bearing capital
We manage perpetual capital in our perpetual affiliates1, as well as in our core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on our perpetual private funds.
Liquid Strategies – $71 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
INVESTED CAPITAL
We have approximately $69 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – a significant portion of our invested capital is in our publicly traded investments. The remainder is primarily held in our recently privatized real estate perpetual affiliate, a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying perpetual affiliates. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor in each of our perpetual affiliates, and in turn, the perpetual affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    14

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 55 of our 2021 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2021 annual report.
OVERVIEW
Excluding the impact of disposition gains in the prior period, financial results in the current quarter benefitted from the continued strength of our underlying operations.
Net income was $716 million, with $423 million attributable to common shareholders ($0.24 per share) and the remaining income attributable to non-controlling interests.
During the quarter, the decrease of $2.0 billion in consolidated net income compared to the prior year period is attributable to:
•$549 million reduction in the fair value of certain assets primarily within the Real Estate segment in the current quarter, compared to gains of $700 million in the prior year quarter;
•other income and gains of $111 million compared to $1.1 billion in the prior year quarter, mainly as a result of the sale of our U.S. district energy operation within our Infrastructure segment in the prior year quarter; and
•higher interest expense of $975 million mainly related to increased debt from recent acquisitions, an increase in interest rates on variable rate debt obligations, and asset-level upfinancings across the business; partially offset by
•an increase in equity accounted income of $271 million from valuation increases at our insurance solutions business and at our LP Investments portfolio within our Real Estate segment;
•income tax expense of $525 million compared to $717 million in the prior year quarter, predominantly attributable to a decrease in pre-tax income; and
•increased contributions from acquisitions over the last twelve months and same-store1 growth across our operations.
Our consolidated balance sheet mainly increased as a result of assets acquired, net of liabilities. The increase primarily relates to recent acquisitions within our Private Equity segment, partially offset by dispositions of certain investment properties within our Real Estate segment.

1.See definition in Glossary of Terms beginning on page 57.
15    BROOKFIELD ASSET MANAGEMENT

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2022 and 2021:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2022	2021	Change	2022	2021	Change
Revenues	$23,418	$19,248	$4,170	$68,556	$53,944	$14,612
Direct costs[1]	(19,768)	(16,368)	(3,400)	(58,304)	(45,630)	(12,674)
Other income and gains	111	1,123	(1,012)	605	3,078	(2,473)
Equity accounted income	933	662	271	2,340	1,818	522
Expenses
Interest	(2,874)	(1,899)	(975)	(7,417)	(5,560)	(1,857)
Corporate costs	(30)	(27)	(3)	(89)	(86)	(3)
Fair value changes	(549)	700	(1,249)	834	3,171	(2,337)
Income tax expense	(525)	(717)	192	(1,374)	(1,808)	434
Net income	716	2,722	(2,006)	5,151	8,927	(3,776)
Non-controlling interests	(293)	(1,925)	1,632	(2,779)	(6,079)	3,300
Net income attributable to shareholders	$423	$797	$(374)	$2,372	$2,848	$(476)
Net income per share	$0.24	$0.47	$(0.23)	$1.40	$1.72	$(0.32)
1.In 2021, our company reclassified depreciation and amortization, which was previously presented as a separate line item, to direct costs. Direct costs include $2.0 billion and $5.7 billion of depreciation and amortization expense for the three and nine month periods ended September 30, 2022, respectively. Prior period amounts were adjusted to reflect this change, which resulted in an increase to direct costs by $1.6 billion and $4.7 billion for the three and nine month periods ended September 30, 2021, respectively, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.

Three Months Ended September 30
Revenues for the quarter were $23.4 billion, an increase of $4.2 billion, compared to the third quarter of 2021, resulting from:
•contributions from an add-on acquisition in our nuclear technology services operation, as well as higher prices and volumes at our road fuels and advanced energy storage operations within our Private Equity segment;
•higher prices from inflation indexation across our Infrastructure segment, increased contributions from our hospitality and retail portfolios within our Real Estate segment; and
•revenues from acquisitions during the last twelve months, net of the absence of contributions from businesses fully or partially sold.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 18.
Direct costs were $19.8 billion, an increase of $3.4 billion, primarily due to:
•higher costs and volumes at our road fuels operation in our Private Equity segment and advanced energy storage operation;
•increased direct costs due to higher occupancy at our hospitality assets in our Real Estate segment;
•incremental costs associated with organic growth initiatives in our Infrastructure segment; and
•higher direct costs related to recent acquisitions, net of dispositions; partially offset by
•cost saving initiatives across our businesses.
Other income and gains of $111 million in the current quarter primarily relate to the sale of our North American container terminal operation within our Infrastructure segment. The prior period amount included $1.1 billion primarily related to the sale of our U.S. district energy operation within our Infrastructure segment.
Q3 2022 INTERIM REPORT    16

Equity accounted income increased by $271 million mainly due to:
•our share of income from our insurance solutions business; and
•strong same-property1 growth in core office and retail within our Real Estate business; partially offset by
•mark-to-market losses on commodity contracts within our Infrastructure segment.
Interest expense of $2.9 billion increased by $975 million mainly related to increased debt from recent acquisitions in our Private Equity and Real Estate segments, an increase in interest rates on variable rate debt, and asset-level upfinancings across the business.
We recorded a reduction of $549 million in the fair value of certain assets, compared to gains of $700 million in the prior year quarter. Major contributors include:
•transaction related expenses on recently completed acquisitions within our Private Equity and Real Estate segments;
•mark-to-market losses on short-term hedges in our Renewable Power and Transition business; and
•the benefit of prior period fair value gains in our Infrastructure segment.
Refer to pages 19 to 21 for a discussion on fair value changes.
We recorded an income tax expense of $525 million this quarter compared to $717 million in the prior year quarter as the increase in pre-tax income in our Real Estate segment was more than offset by the tax impact of the aforementioned valuation changes.
Nine Months Ended September 30
Revenues and direct costs for the nine months ended September 30, 2022 increased by $14.6 billion and $12.7 billion, respectively, compared to the same period in 2021 primarily due to higher prices and volumes at our road fuels operation within our Private Equity segment, the recovery from the pandemic related shutdowns experienced in 2021 at our hospitality assets, and contributions from acquisitions, net of dispositions, over the last twelve months.
Other income and gains for the nine month period of 2022 was $605 million compared to $3.1 billion in the prior year period. The current period gain primarily relates to the sale of our North American container terminal operation in our Infrastructure segment. The prior period gain relates to the sale of our U.S. district energy operation.
Equity accounted income for the nine months ended September 30, 2022 increased by $522 million compared to the prior year period primarily due to income from our recent acquisition of American National Group (“American National”)1 within our insurance solutions business and fair value gains in our Real Estate segment.
Fair value gains were $834 million for the nine month period of 2022, compared to $3.2 billion reported in the prior year period. The gains were primarily due to valuation increases across our portfolio of investment properties within our Real Estate segment, and transaction costs on recently completed acquisitions. The prior year period gains were mainly the result of transaction related gains on the deconsolidation of our interest in GrafTech International Ltd. (“GrafTech”)1.

1.See definition in Glossary of Terms beginning on page 57.
17    BROOKFIELD ASSET MANAGEMENT

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2022:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2022 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss	Revenue	Net Income (Loss)	Revenue	Net (Income) Loss
Renewable Power and Transition	$31	$12	$2	$2	$131	$48	$(76)	$(3)
Infrastructure	798	119	(66)	(5)	2,426	236	(375)	—
Private Equity	2,276	(86)	—	—	6,429	(220)	—	(48)
Real Estate	371	516	(230)	(184)	912	870	(604)	(374)
	$3,476	$561	$(294)	$(187)	$9,898	$934	$(1,055)	$(425)
ACQUISITIONS
Acquisitions over the past year contributed incremental revenues and net income of $3.5 billion and $561 million, respectively, in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to $31 million of revenues and $12 million of net income. These contributions were primarily due to the acquisitions of a hydro asset in Colombia in the second half of 2021.
Infrastructure
Recent acquisitions contributed incremental revenues of $798 million and net income of $119 million. These contributions were primarily from Inter Pipeline Ltd. (“IPL”)1 which was acquired in 2021.
Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $2.3 billion and a net loss of $86 million. These contributions were primarily from acquisitions of an engineered components manufacturer, a modular building leasing services operation and a lottery services operation in prior quarters, as well as a dealer software and technology services operation in the current quarter.
Real Estate
Recent acquisitions contributed incremental revenues of $371 million and net income of $516 million. These contributions were primarily from acquisitions of investment properties made through our Brookfield Strategic Real Estate Partners III and IV funds (“BSREP III” and “BSREP IV”)1.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $294 million and $187 million, respectively, in the current quarter. The assets that most significantly impacted our results were the dispositions of our triple net lease and mixed use portfolios within our Real Estate segment and our U.S. district energy and Chilean toll road operations within our Infrastructure segment.

1.    See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    18

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2022	2021	Change	2022	2021	Change
Investment properties	$(76)	$1,077	$(1,153)	$2,337	$2,784	$(447)
Transaction related (losses) gains, net of expenses	(315)	(340)	25	(544)	659	(1,203)
Financial contracts	(204)	182	(386)	(234)	835	(1,069)
Impairment and provisions	(36)	(77)	41	(15)	(461)	446
Other fair value changes	82	(142)	224	(710)	(646)	(64)
Total fair value changes	$(549)	$700	$(1,249)	$834	$3,171	$(2,337)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties of our Real Estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from our private funds (“LP Investments”).
The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2022	2021	Change	2022	2021	Change
Core	$81	$(97)	$178	$258	$(32)	$290
Transitional and Development	(584)	(261)	(323)	(416)	(393)	(23)
LP Investments and Other	427	1,435	(1,008)	2,495	3,209	(714)
	$(76)	$1,077	$(1,153)	$2,337	$2,784	$(447)
We discuss the key valuation inputs of our investment properties on pages 55 and 56.
Core
Valuation gains of $81 million were mainly due to higher cash flow assumptions for our office and retail assets.
Valuation losses of $97 million in the prior year quarter primarily relate to lower rent renewal assumptions on certain retail assets, as well as updated downtime and leasing assumptions on certain U.S. office assets.
The year-to-date gains of $258 million are mainly due to updated market rent assumptions on certain U.S. office assets and the aforementioned increased cash flow assumptions for our office and retail assets.
Transitional and Development
Valuation losses of $584 million primarily related to unfavorable market rent assumptions and higher rent concessions based on leasing activity for certain assets in the U.S.
Valuation losses of $261 million in the prior year quarter were mainly driven by updated leasing and cash flow assumptions within our office and retail portfolios, partially offset by capitalization rate compression at certain assets in Brazil and the U.S.
The year-to-date losses of $416 million are primarily due to the aforementioned losses, partially offset by higher cash flow assumptions for certain retail assets in the first half of 2022.

19    BROOKFIELD ASSET MANAGEMENT

LP Investments and Other
Valuation gains of $427 million mostly relate to:
•fair value uplifts in our U.S. logistics portfolio due to higher rent and development progression, and in our Brazil office portfolio from the updated cash flow assumptions; and
•higher valuation at our Australian senior living business as a result of unit price increases; partially offset by
•capitalization and discount rate expansion to reflect market activity at certain assets in China and the U.S.; and
•valuation losses at a retail asset in the U.S. due to leasing activity.
In the prior year quarter, valuation gains of $1.4 billion were mainly driven by higher valuations in our student housing, manufactured housing, mixed-use and U.S. office portfolios due to capitalization and discount rate compression to reflect updated market rent and leasing assumptions. These gains were partially offset by losses due to updated leasing and NOI assumptions on certain office assets within our portfolio.
The year-to-date gains of $2.5 billion mainly relate to capitalization rate compression in our manufactured housing portfolio, valuation gains in our U.S. logistics portfolio and higher valuation of our Australian senior living portfolio.
Transaction Related (Losses) Gains, Net of Expenses
Transaction related losses, net of expenses, of $315 million primarily relate to transaction and restructuring costs associated with the acquisition of a dealer software and technology services operation and Belgium office portfolio within our Private Equity and Real Estate segments, respectively. The loss also includes the accelerated vesting for majority of the company’s escrowed shares in our Corporate segment, which were unvested at the time. These shares were exchanged for the company’s Class A shares to allow holders thereof to participate in the upcoming special distribution of our Asset Management business in which new escrowed shares of the company, generally vesting over a 5 to 10 year period, will be issued.
Transaction related losses, net of expenses, in the prior year quarter of $340 million primarily related to the premium on an option within our Corporate segment, acquisition of a Canadian diversified midstream operation within our Infrastructure segment, and restructuring costs in our Private Equity segment.
The year-to-date losses relate primarily to the aforementioned accelerated vesting associated with the company’s escrowed shares, as well as certain transaction and restructuring costs in our Real Estate and Private Equity segments in the second quarter of 2022.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The loss this quarter of $204 million is primarily attributable to mark-to-market losses on short-term hedges of power prices in our Renewable Power and Transition segments. This was partially offset by mark-to-market gains on interest rate swaps in our Real Estate segment.
Unrealized gains of $182 million in the prior year quarter were primarily attributable to a mark-to-market gain on a toehold position in our Real Estate segment, partially offset by the mark-to-market movement on short-term financial contracts to hedge prices in our Infrastructure segment.
The year-to-date losses on financial contracts relate to the aforementioned negative mark-to-market movements.
Impairment and Provisions
Impairment and provisions for the quarter totaled $36 million.
The year-to-date impairment and provision expenses were partially offset by the reversal of previously recorded impairment in the second quarter of 2022.
Q3 2022 INTERIM REPORT    20

Other Fair Value Changes
Other fair value gains of $82 million for the quarter mainly relate to valuation changes in certain assets within our Real Estate segment, partially offset by various one-time charges across our segments.
The year-to-date fair value changes are primarily attributable to valuation changes in certain assets within our Real Estate and Infrastructure segments in the second quarter of 2022.

INCOME TAXES
We recorded an aggregate income tax expense of $525 million in the current quarter (2021 – $717 million), including current tax expenses of $285 million (2021 – $289 million) and deferred tax expense of $240 million (2021 – $428 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2022	2021	Change	2022	2021	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	—	(9)	9	—	(6)	6
Change in tax rates and new legislation	(1)	5	(6)	—	4	(4)
Taxable income attributed to non-controlling interests	—	(2)	2	(5)	(9)	4
International operations subject to different tax rates	4	(1)	5	1	(1)	2
Derecognition (Recognition) of deferred tax assets	5	(2)	7	(4)	(2)	(2)
Non-recognition of the benefit of current year tax losses	4	3	1	2	2	—
Other	4	1	3	1	3	(2)
Effective income tax rate	42%	21%	21%	21%	17%	4%
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This resulted in no impact in our effective tax rate in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in a 4% increase in our effective tax rate in the current quarter. The difference will vary from period to period depending on the relative proportion of income earned in each country.
In the current quarter, we recorded additional deferred tax liabilities related to our core portfolio as a result of a change in the expected manner of recovery of the underlying assets. This increased our effective tax rate by 5% in the current quarter. In addition, certain expenses in our financial results this quarter are not deductible for tax purposes, resulting in a 4% increase in our effective tax rate.
21    BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2022 and December 31, 2021:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021	Change
Assets
Property, plant and equipment	$111,538	$115,489	$(3,951)
Investment properties	111,603	100,865	10,738
Equity accounted investments	44,064	46,100	(2,036)
Cash and cash equivalents	11,306	12,694	(1,388)
Accounts receivable and other	29,813	21,760	8,053
Intangible assets	36,704	30,609	6,095
Goodwill	26,484	20,227	6,257
Other assets	47,638	43,259	4,379
Total assets	$419,150	$391,003	$28,147
Liabilities
Corporate borrowings	$11,296	$10,875	$421
Non-recourse borrowings of managed entities	193,180	165,057	28,123
Other non-current financial liabilities	25,850	27,718	(1,868)
Other liabilities	54,848	52,612	2,236
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	89,430	88,386	1,044
Common equity	40,401	42,210	(1,809)
Total equity	133,976	134,741	(765)
	$419,150	$391,003	$28,147
September 30, 2022 vs. December 31, 2021
Total assets increased by $28.1 billion since December 31, 2021 to $419.2 billion as at September 30, 2022. The increase is driven by recently completed business combinations and asset acquisitions, net of dispositions, predominantly attributable to our Private Equity and Real Estate segments. This was partially offset by amortization and depreciation of our asset base during the quarter.
PP&E decreased by $4.0 billion primarily as a result of:
•additions of $8.5 billion, which includes the acquisition of our lottery services operation and roofing products manufacturer within our Private Equity segment and acquisitions in the Solar operations of our Renewable Power and Transition business; more than offset by
•the negative impact of foreign currency translation of $8.1 billion;
•depreciation of $4.1 billion during the nine months; and
•dispositions and assets reclassified as held for sale of $297 million, most notably the sale of our hydroelectric portfolio in Brazil within our Renewable Power and Transition business.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Investment properties predominantly consist of the company’s real estate assets. The balance as at September 30, 2022 increased by $10.7 billion, mostly due to:
•additions of $9.3 billion of investment properties predominantly through the acquisitions of our Belgian and German real estate portfolios;
Q3 2022 INTERIM REPORT    22

•additions of $9.2 billion, through other purchases of investment properties; and
•net valuation gains of $2.3 billion, mainly due to our core and LP investments portfolios; partially offset by
•asset sales and reclassifications to assets held for sale of $4.2 billion, primarily in our Real Estate segment; and
•the negative impact of foreign currency translation and other of $5.9 billion.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments decreased by $2.0 billion to $44.1 billion in the current quarter, due to:
•our proportionate share of comprehensive income of $1.2 billion;
•acquisitions of $461 million, through business combinations; more than offset by
•disposals, net of additions, of $143 million;
•the negative impact of foreign currency translation of $1.7 billion; and
•distributions and returns of capital received of $1.8 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $1.4 billion. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increase of $6.1 billion in our intangible assets primarily relates to the acquisitions of a lottery services operation and a dealer software and technology services operation in our Private Equity segment, partially offset by amortization expense. Goodwill increased by $6.3 billion primarily due to the aforementioned acquisitions.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $4.4 billion is primarily a result of:
•an increase in inventory of $723 million mainly due to higher prices at our road fuels operation and increased inventory on hand in our solar power solutions operation within our Private Equity segment; and
•an increase in other financial assets of $6.7 billion primarily due to the acquisition of an Australian residential mortgage lender in our Private Equity segment; partially offset by
•a decrease in assets held for sale of $3.3 billion largely attributable to the dispositions of a US triple-net lease portfolio, a hospitality portfolio, and certain office assets within our Real Estate segment, partially offset by the reclassification of certain portfolios within our Infrastructure segment.
Corporate borrowings increased by $421 million from the $400 million green bond issuance and $400 million re-opening of our 2028 notes during the first quarter of 2022, partially offset by the reduction in our outstanding commercial paper over the last twelve months.
Non-recourse borrowings of managed entities increased by $28.1 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions in our Private Equity and Real Estate segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $1.9 billion was primarily due to a decrease in derivative liabilities within our Infrastructure segment.
The increase of $2.2 billion in other liabilities was primarily due to the aforementioned increase in prices and volumes at our road fuels operations and increase in deferred income tax liabilities due to acquisitions completed in the current quarter within our Private Equity segment. This was partially offset by a decrease in held for sale assets in our Real Estate segment. Please see Note 6 of the consolidated financial statements for further information.
23    BROOKFIELD ASSET MANAGEMENT

EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)
Common equity, beginning of period	$42,210
Changes in period
Net income attributable to shareholders	2,372
Common dividends	(658)
Preferred dividends	(111)
Other comprehensive losses	(2,669)
Share repurchases, net of issuances	(499)
Ownership changes and other	(244)
(1,809)
Common equity, end of period	$40,401
Common equity decreased by $1.8 billion to $40.4 billion during the nine month period ended September 30, 2022. The change includes:
•net income attributable to common shareholders of $2.4 billion; more than offset by
•distributions of $769 million to shareholders as common and preferred share dividends;
•other comprehensive losses of $2.7 billion, primarily due to foreign currency translation;
•share repurchases, net of issuances, of $499 million, mainly related to the repurchase of 12 million Class A Limited Voting Shares (“Class A shares”) during the nine months ended September 30, 2022; and
•ownership changes and other of $244 million primarily attributable to losses recorded directly in equity on the step-up acquisition of our German office portfolio in the first quarter of 2022.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Brookfield Renewable	$17,780	$19,355
Brookfield Infrastructure	22,595	23,695
Brookfield Business Partners	12,767	10,197
Brookfield Property Group	28,763	28,064
Other participating interests	7,525	7,075
	$89,430	$88,386
Non-controlling interests increased by $1.0 billion during the nine month period ended September 30, 2022, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $1.3 billion; and
•ownership changes of $1.8 billion; partially offset by
•distributions, net of equity issuances, of $2.1 billion.
Q3 2022 INTERIM REPORT    24

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2022	2021	Change	2022	2021	Change	2022	2021	Change
Australian dollar	0.6401	0.7262	(12)%	0.6832	0.7347	(7)%	0.7073	0.7591	(7)%
Brazilian real[1]	5.4054	5.5804	3%	5.2466	5.2274	—%	5.1343	5.3336	4%
British pound	1.1170	1.3532	(17)%	1.1766	1.3779	(15)%	1.2580	1.3851	(9)%
Canadian dollar	0.7231	0.7913	(9)%	0.7659	0.7939	(4)%	0.7796	0.7994	(2)%
Colombian peso[1]	4,608.8	4,064.9	(12)%	4,393.5	3,847.8	(12)%	4,075.8	3,701.3	(9)%
Euro	0.9802	1.1370	(14)%	1.0067	1.1786	(15)%	1.0644	1.1963	(11)%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2021 for all of our significant non-U.S. dollar investments with the exception of the Brazilian reais. As at September 30, 2022, our common equity of $40.4 billion was invested in the following currencies: U.S. dollars – 54% (December 31, 2021 – 55%); British pounds – 13% (December 31, 2021 – 16%); Canadian dollars – 7% (December 31, 2021 – 7%); Australian dollars – 6% (December 31, 2021 – 6%); Brazilian reals – 7% (December 31, 2021 – 6%); Colombian pesos – 1% (2021 – 1%); and other currencies – 12% (December 31, 2021 – 9%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Australian dollar	$(756)	$(317)	$(1,276)	$(542)
Brazilian real	(270)	(868)	445	(231)
British pound	(1,133)	(344)	(2,553)	(192)
Canadian dollar	(1,045)	(261)	(1,414)	193
Colombian peso	(397)	(97)	(535)	(610)
Euro	(798)	(143)	(1,640)	(271)
Other	(894)	(84)	(1,710)	(370)
Total cumulative translation adjustments	(5,293)	(2,114)	(8,683)	(2,023)
Currency hedges[1]	3,173	652	5,182	480
Total cumulative translation adjustments net of currency hedges	$(2,120)	$(1,462)	$(3,501)	$(1,543)
Attributable to:
Shareholders	$(571)	$(427)	$(1,098)	$(334)
Non-controlling interests	(1,549)	(1,035)	(2,403)	(1,209)
	$(2,120)	$(1,462)	$(3,501)	$(1,543)
1.Includes deferred income tax expense of $71 million for the three months ended September 30, 2022 (2021 – $11 million) and expense of $165 million for the nine months ended September 30, 2022 (2021 – $6 million)
The foreign currency translation of our equity, net of currency hedges, for the three and nine months ended September 30, 2022 generated a loss of $2.1 billion and $3.5 billion, respectively. This was primarily attributable to the lower period-end rates across most currencies relative to the U.S. dollar.

25    BROOKFIELD ASSET MANAGEMENT

We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at quarter end.
CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2022, 2021 and 2020, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2022	2021	2020
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.42	$0.39	$0.36
Special distribution to Class A and B shares[3]	—	0.36	—
Class A Preferred Shares
Series 2	0.33	0.26	0.30
Series 4	0.33	0.26	0.30
Series 8	0.47	0.37	0.42
Series 9	0.40	0.41	0.38
Series 13	0.33	0.26	0.30
Series 15	0.25	0.09	0.21
Series 17	0.69	0.71	0.66
Series 18	0.69	0.71	0.66
Series 24	0.47	0.45	0.42
Series 25[4]	—	0.24	0.48
Series 26[5]	0.54	0.52	0.48
Series 28[6]	0.49	0.41	0.38
Series 30	0.68	0.70	0.65
Series 32	0.74	0.76	0.70
Series 34	0.65	0.67	0.61
Series 36	0.71	0.73	0.67
Series 37	0.72	0.73	0.68
Series 38[7]	0.52	0.53	0.53
Series 40	0.59	0.60	0.56
Series 42[8]	0.48	0.55	0.57
Series 44	0.73	0.75	0.69
Series 46[9]	0.76	0.72	0.67
Series 48	0.69	0.71	0.66
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.Distribution of one class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
5.Dividend rate reset commenced March 31, 2022.
6.Dividend rate reset commenced June 30, 2022.
7.Dividend rate reset commenced March 31, 2020.
8.Dividend rate reset commenced June 30, 2020.
9.Dividend rate reset commenced March 31, 2022.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q3 2022 INTERIM REPORT    26

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing strength of the U.S. housing market and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels. Our condensed statements of operations for the eight most recent quarters are as follows:

	2022			2021				2020
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$23,418	$23,256	$21,882	$21,787	$19,248	$18,286	$16,410	$17,088
Net income	716	1,475	2,960	3,461	2,722	2,429	3,776	1,815
Net income to shareholders	423	590	1,359	1,118	797	816	1,235	643
Per share
– diluted	$0.24	$0.34	$0.81	$0.66	$0.47	$0.49	$0.77	$0.40
– basic	0.25	0.35	0.84	0.69	0.49	0.51	0.79	0.41

27    BROOKFIELD ASSET MANAGEMENT

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2022			2021				2020
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(549)	$(397)	$1,780	$1,980	$700	$377	$2,094	$175
Income taxes	(525)	(141)	(708)	(516)	(717)	(547)	(544)	(243)
Net impact	$(1,074)	$(538)	$1,072	$1,464	$(17)	$(170)	$1,550	$(68)
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2022, revenues increased compared to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value losses in our Transitional and Development properties in our Real Estate segment.
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuation gains at our consolidated and equity accounted investments within our Real Estate segment, partially offset by higher income taxes.
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.

Q3 2022 INTERIM REPORT    28

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our asset management business, five operating businesses and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios, net of realized carried interest1.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”)1. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
iii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iv.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
v.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
vi.Residential Development business consists of homebuilding, condominium development and land development.
vii.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of FFO and common equity within our segments that relate to our perpetual affiliates (BEP, BIP, BBU, BPG). We believe that identifying the FFO and common equity attributable to our perpetual affiliates enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these perpetual affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.See definition in Glossary of Terms beginning on page 57.
29    BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a period-over-period basis for comparative purposes:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2022	2021	Change	2022	2021	Change	2022	2021	Change
Asset Management	$1,152	$1,161	$(9)	$531	$451	$80	$4,674	$4,905	$(231)
Renewable Power and Transition	1,269	1,068	201	98	60	38	4,758	5,264	(506)
Infrastructure	3,701	3,017	684	126	103	23	2,550	3,022	(472)
Private Equity	14,891	12,060	2,831	222	194	28	3,147	3,565	(418)
Real Estate	2,819	2,580	239	86	201	(115)	31,041	32,004	(963)
Residential Development	597	547	50	66	76	(10)	2,049	2,392	(343)
Corporate Activities	98	(15)	113	87	(151)	238	(7,818)	(8,942)	1,124
Total segments	24,527	20,418	4,109	1,216	934	282	40,401	42,210	(1,809)
Realized carried interest, net	—	—	—	99	146	(47)	—	—	—
Disposition gains	—	—	—	151	328	(177)	—	—	—
Total	$24,527	$20,418	$4,109	$1,466	$1,408	$58	$40,401	$42,210	$(1,809)
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements for further details.
Total revenues and FFO were $24.5 billion and $1.5 billion in the current quarter, compared to $20.4 billion and $1.4 billion in the prior period, respectively. FFO includes realized disposition gains of $151 million, compared to $328 million in the prior year quarter.
Revenues increased primarily due to organic growth initiatives across our business and from acquisitions completed in the last twelve months across most segments, primarily within our Private Equity business. These increases were partially offset by sales of operating businesses over the last twelve months.
The increase in FFO is primarily a result of:
•increased fee-related earnings1 driven by strong fundraising, including contributions from our latest round of flagship funds and continued capital deployments;
•improved performance at our infrastructure services operations within our Private Equity segment;
•higher inflation indexation and strong pricing at our Infrastructure and Renewable Power and Transition segments;
•organic growth across our business, as well as contributions from recent acquisitions, net of the impact of asset sales; and
•strong performance from our retail and hospitality portfolios within our Real Estate segment; partially offset by
•lower realized disposition gains compared to the prior period, which included the sale of our U.S. district energy operation within our Infrastructure segment; and
•lower realized carried interest in our Asset Management segment as the prior period benefitted from a higher level of monetization activity.
Common equity decreased by $1.8 billion since year-end to $40.4 billion, as the positive contributions from net income were more than offset by the impact of foreign exchange, dividends paid and share buybacks.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    30

ASSET MANAGEMENT
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2022	Total 2021
Renewable power and transition	$25,981	$24,978	$—	$50,959	$47,525
Infrastructure	41,746	45,748	—	87,494	67,736
Private equity	30,665	7,444	—	38,109	34,395
Real estate	56,155	33,928	—	90,083	82,282
Credit and other	46,912	22,389	70,814	140,115	132,195
September 30, 2022	$201,459	$134,487	$70,814	$406,760	n/a
December 31, 2021	$169,279	$114,624	$80,230	n/a	$364,133
We have approximately $39 billion of additional committed capital that does not currently earn fees but will generate approximately $390 million in annual fees once deployed.
Fee-bearing capital increased by $15.0 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, June 30, 2022	$50,038	$74,164	$38,954	$89,346	$139,254	$391,756
Inflows	2,851	13,460	686	1,824	10,378	29,199
Outflows	—	—	—	(90)	(5,094)	(5,184)
Distributions	(235)	(664)	(90)	(864)	(307)	(2,160)
Market valuation	(1,804)	120	(442)	390	(2,882)	(4,618)
Other	109	414	(999)	(523)	(1,234)	(2,233)
Change	921	13,330	(845)	737	861	15,004
Balance, September 30, 2022	$50,959	$87,494	$38,109	$90,083	$140,115	$406,760
Renewable Power and Transition fee-bearing capital increased by $921 million, due to:
•$2.9 billion of inflows largely driven by additional capital raised for our flagship fund; partially offset by
•$1.8 billion decrease as a result of the lower market capitalization of BEP; and
•$235 million of distributions, including quarterly distributions paid to BEP’s unitholders.
Infrastructure fee-bearing capital increased by $13.3 billion, due to:
•$13.5 billion of inflows relates to capital raised for our fifth flagship infrastructure fund and capital deployed within our debt and perpetual private funds; and
•$120 million increase in market valuations as a result of the higher valuations within our supercore perpetual fund; partially offset by
•$664 million of distributions, including quarterly distributions paid to BIP’s unitholders and capital returned to investors.

31    BROOKFIELD ASSET MANAGEMENT

Private Equity fee-bearing capital decreased by $845 million, due to:
•$686 million of inflows from capital raised for our sixth flagship private equity fund and co-investment capital; more than offset by
•$999 million related to an earlier vintage fund that has reached end of life;
•$442 million decrease as a result of the lower market capitalization of BBU; and
•$90 million of distributions, including capital returned to investors and quarterly distributions paid to BBU’s unitholders.
Real Estate fee-bearing capital increased by $737 million, due to:
•$1.8 billion of inflows from capital deployed across various fund strategies and incremental capital raised for our fourth flagship real estate fund; and
•$390 million increase from higher valuations within our perpetual strategies in the quarter; partially offset by
•$864 million of distributions across our perpetual strategies and capital returned to investors.
Credit and Other fee-bearing capital increased by $861 million, due to:
•$10.4 billion of inflows primarily as a result of Brookfield Asset Management Reinsurance Partners Ltd.’s (“BAMR”)1 acquisition of American National and capital deployed within our credit strategies; partially offset by
•$5.1 billion of outflows due to redemptions within our liquid strategies;
•$2.9 billion of impact from lower market valuations, primarily from our liquid strategies;
•$1.2 billion of other movements related to foreign exchange impacts and an earlier vintage fund that has reached end of life; and
•$307 million of distributions within our long-term private funds.
CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $17.2 billion during the quarter to $192.9 billion as at September 30, 2022 (June 30, 2022 – $175.7 billion). The increase was primarily related to additional capital raised for our fifth flagship infrastructure fund, our sixth flagship private equity fund, our fourth flagship real estate fund and our transition fund.
As at September 30, 2022, $124.9 billion of carry eligible capital was deployed (June 30, 2022 – $117.7 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $67.9 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2022 – $58.0 billion).
OPERATING RESULTS
Asset management FFO includes fee-related earnings and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings also include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net1, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    32

We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO
	Ref.	2022	2021	2022	2021
Fee-related earnings	i	$1,021	$857	$531	$451
Realized carried interest	ii	131	304	99	146
Asset management		$1,152	$1,161	$630	$597

Unrealized carried interest
Generated				$379	$1,011
Foreign exchange				(78)	(65)
				301	946
Less: direct costs				(96)	(260)
Unrealized carried interest, net	iii			205	686
Less: unrealized carried interest not attributable to BAM				(18)	(78)
				$187	$608
i.Fee-Related Earnings

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2022	2021
Fee revenues[1]
Base management fees	$935	$783
Incentive distributions	84	72
Transaction and advisory fees	2	2
	1,021	857
Less: direct costs	(454)	(365)
	567	492
Less: fee-related earnings not attributable to BAM	(36)	(41)
Fee-related earnings	$531	$451
1.See definition in Glossary of Terms beginning on page 57.
Fee-related earnings increased to $531 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and higher transaction and advisory fees in the quarter, partially offset by increased direct costs.
Base management fees increased by $152 million to $935 million, representing a 19% increase from the same quarter in 2021. The increase is broken down as follows:
•$44 million increase from our Infrastructure segment, primarily as a result of BIP’s increased market capitalization and their capital market issuances over the last twelve months, contributions from our fifth flagship infrastructure fund and higher fees from our supercore perpetual infrastructure fund;
•$34 million increase in our Real Estate segment largely due to capital raised for our fourth flagship real estate fund and capital deployed over the last twelve months;
•$32 million increase in our Credit and Other business due to capital deployed within our closed-end funds and fees earned on our insurance capital, partially offset by lower valuations and redemptions across our liquid strategies;
•$21 million increase from our Renewable Power and Transition segment due to capital raised for our flagship funds, partially offset by a lower market capitalization for BEP compared to the prior year quarter; and
•$21 million increase from our Private Equity segment largely due to capital raised for our sixth flagship private equity fund.
33    BROOKFIELD ASSET MANAGEMENT

Incentive distributions across our perpetual affiliates increased by $12 million to $84 million, due to higher incentive distributions earned from BIP and BEP.
The margin on our fee-related earnings, including our 64% share of Oaktree’s fee-related earnings, decreased slightly to 58% in the current quarter (2021 – 60%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 56% in the current quarter (2021 – 57%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased $89 million from the prior year quarter as we continue to scale our asset management franchise, including new product development and the broadening of our distribution capabilities.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $99 million of carried interest, net of direct costs (2021 – $146 million). Realizations during the quarter were primarily driven by distribution and monetization activities in our private equity and real estate strategies.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2022			2021
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$8,633	$(2,781)	$5,852	$6,208	$(2,292)	$3,916
In-period change
Unrealized in period	379	(118)	261	1,011	(276)	735
Foreign currency revaluation	(78)	22	(56)	(65)	16	(49)
	301	(96)	205	946	(260)	686
Less: realized	(131)	31	(100)	(304)	123	(181)
	170	(65)	105	642	(137)	505
Accumulated unrealized, end of period	8,803	(2,846)	5,957	6,850	(2,429)	4,421
Carried interest not attributable to BAM shareholders	(979)	505	(474)	(953)	499	(454)
Accumulated unrealized, end of period, net	$7,824	$(2,341)	$5,483	$5,897	$(1,930)	$3,967
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $379 million, primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest, net1, totaled $7.8 billion at September 30, 2022. We estimate approximately $2.3 billion of associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $3.9 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    34

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power and Transition segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Renewable[1]	i	$1,203	$1,074	$103	$81	$4,190	$4,641
Energy contracts	ii	66	(6)	(5)	(21)	568	623
Realized disposition gains (losses)	iii	—	—	3	(2)	—	—
		$1,269	$1,068	$101	$58	$4,758	$5,264
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Revenues and FFO increased by $201 million and $43 million, respectively, compared to the prior year quarter, primarily driven by contributions from organic growth initiatives, higher realized pricing across most markets and strong asset availability globally. This was partially offset by the impact of foreign exchange movement and increased interest expense.
Excluding realized disposition gains and losses, FFO increased by $38 million. This increase was mainly attributable to the aforementioned factors.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	2022	2021	2022	2021	2022	2021
Hydroelectric	4,177	3,930	4,404	4,310	$130	$151
Wind	1,249	1,266	1,462	1,478	61	69
Utility-scale solar	569	556	773	651	86	61
Distributed energy & sustainable solutions	445	373	266	258	43	39
Corporate	—	—	—	—	(77)	(110)
Attributable to unitholders	6,440	6,125	6,905	6,697	243	210
Non-controlling interests and other[2]					(137)	(120)
Segment reallocation[3]					(3)	(9)
Brookfield’s interest					$103	$81
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 57.
2.Includes incentive distributions paid to Brookfield of $24 million (2021 – $20 million) as the general partner of BEP.
3.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the third quarter of 2022 was $243 million, of which our share was $103 million compared to $81 million in the prior year quarter. Generation for the quarter totaled 6,440 GWh, relatively consistent with the long-term average (“LTA”)1 and a 5% increase compared to the prior year quarter. Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 57.
35    BROOKFIELD ASSET MANAGEMENT

Hydroelectric
FFO in the current quarter decreased by $21 million relative to the prior year quarter. Excluding the impact of a positive ruling at our Brazil operations in the prior year of $25 million, FFO increased by $4 million. This increase is mainly attributable to:
•benefits from higher generation in South America and strong pricing in North America; partially offset by
•overall weakening of the Colombian peso versus the U.S. dollar and increased financing expenses.
Wind
FFO in the current quarter decreased by $8 million relative to the prior year quarter, including the impact of a $24 million gain in the prior year. On a same-store basis, the FFO increase was driven by higher prices in Spain, North America, and Brazil, more than offset by weakening of the Brazilian real against the U.S. dollar.
Utility-Scale Solar
FFO in the current quarter increased by $25 million relative to the prior year quarter primarily due to newly acquired and commissioned facilities and higher market prices in Spain, partially offset by lower resources.
Distributed Energy & Sustainable Solutions
FFO from our distributed energy and sustainable solutions operation increased by $4 million relative to the prior year quarter. The increase is mainly attributable to the growth of our distributed generation portfolio.
Corporate
The corporate FFO deficit decreased by $33 million due to lower management fees, partially offset by higher interest expense.
ii.Energy Contracts
During the quarter, we purchased 546 GWh (2021 – 823 GWh) from BEP at $76 per MWh (2021 – $78 per MWh) and sold the purchased generation at an average selling price of $70 per MWh (2021 – $52 per MWh). As a result, we incurred an FFO deficit of $5 million compared to a deficit of $21 million in the prior year quarter.
iii.Realized Disposition Gains
Disposition gains of $3 million for the quarter are attributable to the sale of solar assets in Mexico.
Disposition losses of $2 million for the prior year quarter related to the sale of our wind portfolio in Ireland.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment decreased to $4.8 billion as at September 30, 2022 from $5.3 billion as at December 31, 2021, as contributions from FFO were more than offset by the decline of the foreign exchange rates in Colombia and Europe relative to the U.S. dollar. Our Renewable Power and Transition PP&E is revalued annually, and therefore, common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. For further information, refer to our Revaluation Method for PP&E within Part 5 – Accounting Policies and Internal Controls.

Q3 2022 INTERIM REPORT    36

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Infrastructure[1]	i	$3,695	$2,984	$126	$101	$2,462	$2,696
Sustainable resources and other	ii	6	33	—	2	88	326
Realized disposition gains	iii	—	—	—	145	—	—
		$3,701	$3,017	$126	$248	$2,550	$3,022
1.Brookfield’s interest consists of 193.6 million redemption-exchange units, 0.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 27% of BIP.
Revenues and FFO, excluding realized disposition gains, increased by $684 million and $23 million, respectively, compared to the prior year quarter. The increases were primarily as a result of contributions from recent acquisitions as well as organic growth across our operations resulting from the high inflationary environment. This was partially offset by higher base management fees and higher financing costs.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2022	2021
Utilities	$196	$182
Transport	203	181
Midstream	172	103
Data	60	58
Corporate	(106)	(102)
Attributable to unitholders	525	422
Non-controlling interests and other[1]	(395)	(317)
Segment reallocation[2]	(4)	(4)
Brookfield’s interest	$126	$101
1.Includes incentive distributions paid to Brookfield of $60 million (2021 – $52 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP in the table above.
BIP’s FFO for the third quarter of 2022 was $525 million, of which our share was $126 million compared to $101 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $196 million was $14 million higher than the prior year quarter. The increase is mainly attributable to:
•benefits of inflation indexation, capital commissioned, and contributions from acquisitions of an Australian regulated utility and an Australian smart metering business in the first half of 2022; partially offset by
37    BROOKFIELD ASSET MANAGEMENT

•higher interest expense and the absence of contributions from the North American district energy platform divested in the third quarter of 2021.
Transport
FFO from our transport operations of $203 million was $22 million higher than the prior year quarter. The increase is mainly attributable to:
•strong organic growth driven by inflationary tariff increases, higher volumes, and commissioning of the sixth liquefaction train at our U.S. export terminal; partially offset by
•the absence of contributions associated with our North America port operation and North American container terminal sold last quarter.
Midstream
FFO in our midstream operations of $172 million was $69 million higher than the prior year quarter. The increase is primarily due to contributions from our acquisition of IPL in the second half of 2021.
Data
FFO from our data operations of $60 million was consistent compared to the prior period.
Corporate
The Corporate FFO deficit of $106 million increased by $4 million from the prior year quarter, largely attributable to increased management fees resulting from higher unit price and count.
ii.Sustainable Resources and Other
FFO at our sustainable resources and other operations decreased by $2 million relative to the prior period, caused by the sale of the portfolio since the prior year quarter.
iii.Realized Disposition Gains
There were no disposition gains in the quarter.
The prior period disposition gains of $145 million primarily related to the sale of our U.S. district energy operation.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.6 billion as at September 30, 2022 (December 31, 2021 – $3.0 billion). Contributions from earnings were more than offset by distributions to unitholders and the impact of foreign currency translation.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
Q3 2022 INTERIM REPORT    38

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Business Partners[1]	i	$14,762	$12,051	$214	$177	$2,616	$2,803
Other investments	ii	129	9	8	17	531	762
Realized disposition gains	iii	—	—	7	239	—	—
		$14,891	$12,060	$229	$433	$3,147	$3,565
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 65% of BBU.
Revenues generated from our Private Equity segment increased by $2.8 billion, as a result of contributions from recent acquisitions, higher prices and volumes in our road fuels operations and a full quarter of contributions from our solar power solutions operation.
FFO decreased by $204 million compared to prior year quarter due to disposition gains of $239 million recorded in the prior period. Excluding realized disposition gains, FFO increased by $28 million, mainly due to the factors noted above, partially offset by increased interest expense and higher operating expenses across all segments.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2022	2021
Business services	$152	$109
Infrastructure services	102	91
Industrials	131	101
Corporate	(46)	(25)
Attributable to unitholders	339	276
Non-controlling interests	(118)	(99)
Segment reallocation and other[1]	(7)	—
Brookfield’s interest	$214	$177
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $339 million of FFO compared to $276 million in the prior year quarter, with our share being $214 million compared to $177 million in the prior year quarter. Key variances are described on the following page.
39    BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO increased by $43 million compared to the prior year quarter. Contributing factors include:
•contributions from the acquisitions of a dealer software and technology services operation, an Australian residential mortgage lender and a payment processing services operation; and
•lower current income tax expense at our residential mortgage insurer; partially offset by
•higher interest expense driven by the acquisition of our dealer software and technology services operation.
Infrastructure Services
Within our infrastructure services operations, we generated $102 million of FFO, an increase of $11 million compared to prior year quarter, largely driven by:
•increased contributions from the acquisitions of our modular building leasing services operations and lottery service operations in the fourth quarter of 2021 and second quarter of 2022, respectively; and
•improved performance at our nuclear technology services operation; partially offset by
•higher interest expense driven by the aforementioned acquisitions.
Industrials
Industrials’ FFO included a gain of $11 million on the partial disposition of our investment in public securities. Excluding the disposition gain, FFO increased by $19 million compared to the prior year quarter, primarily due to:
•contributions from the acquisition of our engineered components manufacturer; partially offset by
•higher interest expense driven by the recent acquisitions and increased borrowings in our advanced energy storage operations; and
•increased income tax expenses in the current quarter.
Corporate
The Corporate FFO deficit increased by $21 million due to increased interest expense driven by higher borrowings, partially offset by a current income tax recovery in the quarter.
ii.Other Investments
FFO from other investments decreased by $9 million to $8 million, mainly related to contributions from the acquisition of our roofing products manufacturer in the prior quarter. This was more than offset by increased operating expenses.
iii.Realized Disposition Gains
Realized disposition gains of $7 million in the quarter is attributable to the partial sale of our interests in certain public equities.
Realized disposition gains were $239 million in the prior year quarter, primarily due to the partial sale of our interests in West Fraser Timber Co (“West Fraser”)1.
COMMON EQUITY
Common equity in our Private Equity segment was $3.1 billion as at September 30, 2022 (December 31, 2021 – $3.6 billion). The decrease was mainly attributable to the impact of foreign exchange and depreciation, partially offset by contributions from FFO. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    40

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period. We present the operating results of our Real Estate segment, which include our investment in BPY and in other directly held real estate investments, within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from our private funds (“LP Investments”). We also separately manage certain corporate activities for these underlying investments.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Property Group[1]	i	$2,819	$2,580	$86	$201	$31,041	$32,004
Realized disposition gains (losses)	ii	—	—	106	(54)	—	—
		$2,819	$2,580	$192	$147	$31,041	$32,004
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 57.
Revenues and FFO from our Real Estate business increased by $239 million and $45 million, respectively, compared to the prior period.
Excluding realized disposition gains, FFO decreased by $115 million, primarily due to increased interest expense, foreign exchange losses, absence of FFO from assets sold over the last twelve months, and lower one-time transaction income in the quarter. This was partially offset by continued recovery in our hospitality and retail portfolios.
i.    Brookfield Property Group
The following table disaggregates BPG’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2022	2021
Core	$78	$143
Transitional and Development	98	145
LP Investments	32	78
Corporate	(111)	(118)
Attributable to BPG	97	248
Non-controlling interests	—	(23)
Segment reallocation and other[1]	(11)	(24)
Brookfield’s interest	$86	$201
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPG’s FFO for the third quarter of 2022 was $86 million compared to $201 million in the prior year quarter. Key variances for our operations are described on the following page.

41    BROOKFIELD ASSET MANAGEMENT

Core
FFO of $78 million was $65 million lower than the prior year quarter. The main contributors are:
•increased lease termination income in our U.S. portfolios; and
•same-property NOI growth in our retail assets; more than offset by
•higher interest expense due to increased floating interest rates on variable debt obligations coupled with an increase in debt obligations as a result of financing activity;
•decreased earnings from equity accounted investments compared to the prior period; and
•impact of foreign currency translation.
Transitional and Development
FFO of $98 million was $47 million lower than the prior period mainly attributable to:
•increased contributions from our hospitality and retail assets; and
•increased dividend income from our non-traded REIT; more than offset by
•the impact of net disposition activity within our office assets; and
•higher interest expense.
LP Investments
FFO of $32 million was $46 million lower than the prior year quarter, mainly attributable to:
•increased performance at our hospitality investments resulting from increased occupancy; more than offset by
•absence of contributions due to recent dispositions in BSREP II and III, as well as higher interest expense.
Corporate
Corporate expenses within our Real Estate segment decreased by $7 million to $111 million, driven by lower interest expense due to the maturity of certain preferred shares.
ii.    Realized Disposition Gains
Realized disposition gains of $106 million in the current quarter and disposition losses of $54 million in the prior year quarter, mainly relate to dispositions within our LP Investments and Transitional and Development portfolios.
COMMON EQUITY
Common equity in our Real Estate segment decreased to $31.0 billion as at September 30, 2022 compared to $32.0 billion as at December 31, 2021. The decrease is mainly attributable to contributions from FFO and valuation gains, which were more than offset by the aforementioned dispositions across the segment.
Q3 2022 INTERIM REPORT    42

RESIDENTIAL DEVELOPMENT
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2022	2021	2022	2021	2022	2021
North America	$452	$507	$48	$85	$1,440	$1,892
Brazil and other	145	40	18	(9)	609	500
	$597	$547	$66	$76	$2,049	$2,392
North America
FFO from our North American operations decreased by $37 million to $48 million compared to prior year quarter. The decrease is largely driven by greater lot sales in the prior year quarter.
As at September 30, 2022, we had 68 active housing communities (September 30, 2021 – 71) and 16 active land communities (September 30, 2021 – 18).
Brazil and Other
FFO at our Brazilian and other operations increased compared to the prior period, mainly due to higher gross margin earned on projects.
Our Brazilian operations began 2022 with 26 projects under construction and as of September 30, 2022, we have 23 projects under construction.
COMMON EQUITY
Common equity was $2.0 billion as at September 30, 2022 (December 31, 2021 – $2.4 billion) and consists largely of residential development inventory which is carried at the lower of cost and market value, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to dividends received from our North American operation as a result of strong business performance.
43    BROOKFIELD ASSET MANAGEMENT

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2022	2021	2022	2021	2022	2021
Corporate cash and financial assets, net	$98	$(18)	$89	$(29)	$3,065	$3,522
Corporate borrowings	—	—	(128)	(111)	(11,296)	(10,875)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Insurance solutions	—	—	159	5	3,868	988
Other corporate investments	—	3	12	17	424	1,099
Corporate costs and taxes/ net working capital	—	—	(45)	(33)	496	699
Realized disposition gains	—	—	35	—	—	—
	$98	$(15)	$122	$(151)	$(7,818)	$(8,942)
1.FFO excludes preferred share distributions of $40 million (2021 – $39 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at September 30, 2022, our portfolio of corporate cash and financial assets included $1.5 billion of cash and cash equivalents (December 31, 2021 – $1.9 billion). The decrease from December 31, 2021 is largely attributable to cash deployed to fund BAMR’s acquisition of American National, dividends paid to shareholders, funding of capital calls and investments, net repayment of commercial paper and the repurchase of 11.9 million Class A shares; partially offset by $3.7 billion of distributable earnings1.
Our corporate cash and financial assets generated FFO of $89 million compared to an FFO deficit of $29 million in the prior year quarter primarily due to gains on our financial asset portfolio in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $128 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances during the last twelve months.
Preferred equity does not revalue under IFRS and is consistent with year-end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
To date, we have invested approximately $4 billion across our insurance solutions business, including the acquisition of American National at the end of May 2022. Our share of FFO contributions reflects the full quarter of contribution from BAMR’s acquisition of American National, as well as earnings from our other reinsurance businesses for the period.
Other corporate investments include our share of the corporate cash and financial assets of Oaktree. The decrease in FFO from the prior year quarter is primarily due to lower returns on Oaktree’s balance sheet investments.
1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    44

Corporate costs, taxes and net working capital were collectively in an asset position of $496 million as at September 30, 2022, a decrease from the prior year balance of $699 million. Included within this balance are net deferred income tax assets of $1.6 billion (December 31, 2021 – $1.8 billion). The FFO deficit of $45 million includes corporate costs and cash taxes, which were higher compared to the prior year quarter due to a higher tax expense.
Disposition gains of $35 million were primarily due to the partial sale of a financial asset in the period.

45    BROOKFIELD ASSET MANAGEMENT

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and excludes draws on revolving credit facilities and the issuance of short-term commercial paper. At September 30, 2022, our corporate capitalization was $62.5 billion (December 31, 2021 – $62.9 billion) with a debt to capitalization1 of 17% (December 31, 2021 – 16%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At September 30, 2022, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)		Corporate		Consolidated
	Ref.	2022	2021	2022	2021
Corporate borrowings	i	$11,296	$10,875	$11,296	$10,875
Non-recourse borrowings
Subsidiary borrowings	i	—	—	15,251	13,049
Property-specific borrowings	i	—	—	177,929	152,008
		11,296	10,875	204,476	175,932
Accounts payable and other		5,959	5,104	52,859	52,546
Deferred income tax liabilities		451	299	21,487	20,328
Subsidiary equity obligations		—	—	4,324	4,308
Liabilities associated with assets classified as held for sale		—	—	2,028	3,148
Equity
Non-controlling interests		230	230	89,430	88,386
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	40,401	42,210	40,401	42,210
		44,776	46,585	133,976	134,741
Total capitalization		$62,482	$62,863	$419,150	$391,003

Debt to capitalization	17%	16%	49%	45%

1.See definition in Glossary of Terms beginning on page 57.
Q3 2022 INTERIM REPORT    46

i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Term debt	4.1%	4.2%	13	13	$10,691	$10,039
Commercial paper	3.7%	0.4%	<1	<1	683	462
Revolving facilities	n/a	1.1%	4	4	—	450
Deferred financing costs	n/a	n/a	n/a	n/a	(78)	(76)
Total					$11,296	$10,875

As at September 30, 2022, corporate borrowings included term debt of $10.7 billion (December 31, 2021 – $10.0 billion) which had an average term to maturity of 13 years (December 31, 2021 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is mainly driven by the issuance of $400 million 2052 green notes and a $400 million re-opening of our 2028 notes in the first quarter of 2022.
We had $683 million of commercial paper outstanding and no draws on our revolving facility as at September 30, 2022 (December 31, 2021 – $912 million of commercial paper and revolving facility draws outstanding). As at September 30, 2022, $52 million of the facilities were utilized for letters of credit (December 31, 2021 – $61 million).
Subsidiary Borrowings
We endeavor to capitalize our principal affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Renewable power and transition	3.9%	3.9%	9	12	$2,560	$2,147
Infrastructure	4.0%	3.2%	10	10	3,810	2,719
Private equity	5.4%	2.6%	5	4	2,100	1,619
Real estate	4.6%	3.1%	4	4	4,519	4,782
Residential development	5.9%	5.3%	6	7	2,262	1,782
Total	4.6%	3.5%	7	7	$15,251	$13,049

47    BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT SEP. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Renewable power and transition	4.9%	4.5%	9	10	$22,723	$19,893
Infrastructure	5.9%	4.3%	6	7	27,749	28,515
Private equity	6.2%	4.7%	4	5	45,561	27,894
Real estate	5.4%	3.6%	3	3	81,137	74,978
Residential development	6.3%	4.4%	1	2	759	728
Total	5.6%	4.0%	4	5	$177,929	$152,008
Property-specific borrowings have increased by $25.9 billion since December 31, 2021, which is largely attributable to acquisitions in our real estate and private equity businesses.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at September 30, 2022, 65% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Fixed Rate				Floating Rate
	2022		2021		2022		2021
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.1%	$11,296	4.2%	$10,875	—%	$—	—%	$—
Subsidiary borrowings	4.3%	8,514	4.0%	8,619	5.1%	6,737	2.4%	4,430
Property-specific borrowings	5.0%	53,003	4.8%	58,392	5.8%	124,927	3.6%	93,616
Total	4.8%	$72,813	4.7%	$77,886	5.8%	$131,664	3.5%	$98,046

Non-controlling interests
Non-controlling interests increased in the third quarter of 2022 primarily as a result of comprehensive income attributable to non-controlling interests and increases from acquisitions. These were partially offset by distributions, net of equity issuances.
Q3 2022 INTERIM REPORT    48

ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Term	Average Rate		Amount
		2022	2021	2022	2021
Fixed rate-reset	Perpetual	4.3%	4.1%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.8%	2.3%	505	505
Total		4.3%	4.0%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2022 was 279 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Outstanding at beginning of period	1,561.9	1,506.7	1,568.8	1,510.7
Issued (repurchased)
Issuances	—	61.3	0.1	61.3
Repurchases	(2.9)	(2.1)	(11.9)	(8.7)
Long-term share ownership plans[1]	16.4	2.1	18.3	4.7
Dividend reinvestment plan and others	0.1	—	0.2	—
Outstanding at end of period	1,575.5	1,568.0	1,575.5	1,568.0
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	59.8	82.3	59.8	82.3
Total diluted shares at end of period	1,635.3	1,650.3	1,635.3	1,650.3
1.Includes management share option plan and restricted stock plan.
The company holds 57.6 million Class A shares (September 30, 2021 – 69.9 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 0.7 million (September 30, 2021 – 22.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2022 and September 30, 2021, resulting in a net reduction of 56.9 million (September 30, 2021 – 47.6 million) diluted shares outstanding.
During the third quarter of 2022, 0.5 million options were exercised, of which 0.2 million were issued on a net-settled basis, respectively, resulting in the cancellation of 0.3 million vested options.
The cash value of unexercised options was $1.4 billion as at September 30, 2022 (September 30, 2021 – $1.3 billion) based on the proceeds that would be paid on exercise of the options.
As of November 11, 2022, the Corporation had outstanding 1,573,949,086 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
49    BROOKFIELD ASSET MANAGEMENT

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our perpetual affiliates BEP, BIP, BBU, BPG, BAMR and Oaktree because of their role in funding acquisitions both directly and through our managed funds. On a group basis, we had $36 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $124 billion of total liquidity, including third-party commitments available for drawdown in our private funds, as at September 30, 2022.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and there are no corporate debt maturities until March 2024 when approximately $1.1 billion is due. Periodically, we will fund acquisitions and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates. In the case of our transition, infrastructure, private equity and real estate funds, these commitments are expected to be funded by BEP, BIP, BBU, BPG and BAM, respectively. As of September 30, 2022, the Corporation has funded $2.4 billion of our $2.75 billion commitment to our third flagship real estate fund alongside BPG’s $1 billion commitment. The Corporation has committed $3.5 billion to our fourth flagship real estate fund of which $400 million has been funded. The Corporation has committed $750 million to our latest opportunistic credit fund of which $375 million has been funded. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

Q3 2022 INTERIM REPORT    50

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Corporate	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other[1]	Total 2022	Total 2021
Cash and financial assets, net	$3,065	$665	$497	$538	$63	$22,726	$27,554	$6,233
Undrawn committed credit facilities	2,538	1,960	1,243	200	1,425	918	8,284	8,778
Core liquidity[2]	5,603	2,625	1,740	738	1,488	23,644	35,838	15,011
Uncalled private fund commitments	—	16,215	19,224	11,852	23,317	17,423	88,031	77,079
Total liquidity[2]	$5,603	$18,840	$20,964	$12,590	$24,805	$41,067	$123,869	$92,090
1.Includes $22 billion of liquidity held through our insurance portfolio.
2.See definition in Glossary of Terms beginning on page 57.

As at September 30, 2022, the Corporation’s core liquidity was $5.6 billion, consisting of $3.1 billion in cash and financial assets and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and private funds, funding strategic transactions as well as seeding new investment products.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on page 53. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the third quarter of 2022, we generated $1.4 billion of distributable earnings, inclusive of:
•$531 million fee-related earnings;
•$696 million of distributions from our perpetual affiliates and other principal investments, and yield earned on corporate cash and financial assets;
•$159 million operating earnings from our insurance solutions business; and
•realizations, including $99 million of net realized carried interest and $48 million of disposition gains from principal investments; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $170 million.
The Corporation paid $219 million in cash dividends on its common equity during the quarter ended September 30, 2022 (2021 – $204 million).

51    BROOKFIELD ASSET MANAGEMENT

The following table presents distributable earnings generated by the Corporation:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Fee revenues	$1,021	$857	$2,979	$2,548
Direct costs	(454)	(365)	(1,313)	(1,088)
	567	492	1,666	1,460
Amounts attributable to non-Brookfield shareholders	(36)	(41)	(109)	(113)
Fee-related earnings[1]	531	451	1,557	1,347

Perpetual affiliates	537	509	1,618	1,319
Corporate cash and financial assets	89	(29)	83	64
Other principal investments	70	87	216	146
Distributions from investments	696	567	1,917	1,529

Insurance solutions operating earnings	159	5	218	9

Corporate borrowings	(128)	(111)	(369)	(325)
Corporate costs and taxes	(45)	(33)	(151)	(115)
	(173)	(144)	(520)	(440)
Preferred share dividends[2]	(40)	(39)	(119)	(119)
Add back: equity-based compensation costs	43	33	119	89
	(170)	(150)	(520)	(470)
Distributable earnings before realizations	1,216	873	3,172	2,415

Realizations
Realized carried interest, net[3]	99	146	275	574
Disposition gains from principal investments	48	223	284	1,992
Distributable earnings	$1,363	$1,242	$3,731	$4,981
1.Includes $63 million for the three months ended September 30, 2022 (2021 – $65 million), and $189 million for the nine months ended September 30, 2022 (2021 - $182 million) of fee-related earnings from Oaktree at our share.
2.Includes $3 million for the three months ended September 30, 2022 (2021 – $3 million), and $8 million for the nine months ended September 30, 2022 (2021 - $8 million) of dividends paid on perpetual subordinated notes.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

Q3 2022 INTERIM REPORT    52

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s invested capital based on current distribution policies for each entity:

AS AT SEP. 30, 2022 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Perpetual affiliates
Brookfield Renewable[4]	48%	312.0	$1.28	$9,828	$399	$300
Brookfield Infrastructure [5]	27%	209.4	1.44	7,579	302	225
Brookfield Business Partners[6]	65%	141.7	0.25	2,883	35	24
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,471	1,069
					2,207	1,618
Corporate cash and financial assets[8,9]	various	various	various	3,065	245	83
Other investments[10]	various	various	various	various	2	1
Total					$2,454	$1,702
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2022.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2022 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 57.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $16 million of preferred share dividends received by the Corporation for the three months ended September 30, 2022 (2021 – nominal amounts) and $48 million for the nine months ended September 30, 2022 (2021 – nominal amounts).
8.Includes cash and cash equivalents and financial assets net of deposits.
9.YTD distributions relate to a decrease in valuations of our corporate cash and financial assets portfolio.
10.Other includes cash distributions from our listed investment within our Private Equity segment.
53    BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
Operating activities	$2,156	$2,225	$5,754	$5,589
Financing activities	11,103	4,859	25,360	4,940
Investing activities	(14,023)	(5,930)	(32,242)	(8,819)
Change in cash and cash equivalents	$(764)	$1,154	$(1,128)	$1,710
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $2.2 billion in the third quarter of 2022, a $69 million decrease from the third quarter of 2021. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $664 million versus the prior year period mainly as a result of the same-store growth across our business and contributions from subsidiaries acquired, net of disposals, during the last 12 months.
Financing Activities
Net cash flows from financing activities totaled $11.1 billion in the third quarter of 2022 versus $4.9 billion in the prior year period, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments, of $8.1 billion;
•capital provided from non-controlling interests, net of capital repaid, of $4.4 billion; and
•non-recourse credit facilities drawn, net, of $2.7 billion related to short-term borrowings backed by private fund commitments; partially offset by
•distributions to non-controlling interests and shareholders of $2.7 billion.
Investing Activities
Net cash flows used by investing activities were $14.0 billion in the third quarter of 2022 versus $5.9 billion in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $10.2 billion primarily associated with acquisitions in our Private Equity segment;
•acquisitions of investment properties, net of dispositions, of $2.4 billion; and
•additions to PP&E, net of dispositions, of $1.7 billion; partially offset by
•acquisitions of financial assets and other, net of dispositions, of $4 million mainly as a result of investments in debt and equity securities across our operating segments as well as financial assets associated with managing currency risk.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q3 2022 INTERIM REPORT    54

PART 5
ACCOUNTING POLICIES AND INTERNAL
CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited September 30, 2022 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2021 consolidated financial statements.
CONSOLIDATED FINANCIAL INFORMATION
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 87% occupancy level and an average 10 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of
55    BROOKFIELD ASSET MANAGEMENT

the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 63 of our properties were externally appraised, representing a gross property value of $24 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of September 30, 2022 and December 31, 2021 are summarized below.

	Core		Transitional and Development		LP Investments		Weighted Average
AS AT SEP. 30, 2022 AND DEC. 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021
Discount rate	6.0%	5.9%	7.2%	7.3%	8.8%	9.1%	7.6%	7.7%
Terminal capitalization rate	4.6%	4.6%	5.9%	5.8%	6.0%	5.9%	5.6%	5.5%
Investment horizon (years)	11	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2022 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT SEP. 30, 2022 (MILLIONS)	Fair Value	Sensitivity
Core	$19,194	$1,190
Transitional and Development	27,333	1,379
LP Investments	64,272	2,906
Other investment properties	804	21
Total	$111,603	$5,496
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2021 audited consolidated financial statements. Our PP&E is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2021. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global  pandemic. We are continually monitoring and assessing our internal controls to minimize the impact of the global pandemic on their design and operating effectiveness.
Q3 2022 INTERIM REPORT    56

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and perpetual affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity and real estate. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group	• BPG – Brookfield Property Group
• BAMR – Brookfield Asset Management Reinsurance Partners Ltd.	• BPY – Brookfield Property Partners L.P.
• BSREP III – Brookfield Strategic Real Estate Partners III
• BBU – Brookfield Business Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BBUC – Brookfield Business Corporation	• GrafTech – GrafTech International Ltd.
• BEP – Brookfield Renewable Partners L.P.	• IPL – Inter Pipeline Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.	• West Fraser – West Fraser Timber Co.
• BIPC – Brookfield Infrastructure Corporation
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
57    BROOKFIELD ASSET MANAGEMENT

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at September 30, 2022, was as follows: BEP/BEPC – $25.0 billion; BIP/BIPC – $33.7 billion; BBU/BBUC – $7.4 billion; and BPG – $21.4 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2022	2021
Realized carried interest[1]	$131	$304
Less: direct costs associated with realized carried interest	(31)	(123)
	100	181
Less: realized carried interest not attributable to BAM	(1)	(35)
Realized carried interest, net	$99	$146
1.Includes $5 million of realized carried interest related to Oaktree (2021 – $188 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.

Q3 2022 INTERIM REPORT    58

A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT SEP. 30 (MILLIONS)	2022	2021
Carry eligible capital[1]	$133,729	$102,960
Less:
Uncalled private fund commitments	(52,929)	(35,476)
Co-investments and other	(9,499)	(6,997)
Funds not yet at target preferred return	(19,853)	(14,054)
Adjusted carry eligible capital	$51,448	$46,433
1.Excludes carry eligible capital related to Oaktree.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several other businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our perpetual affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our insurance solutions business, residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our
59    BROOKFIELD ASSET MANAGEMENT

redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See below for a table which reconciles fee-related earnings and total FFO to net income, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues to revenue, the most comparable IFRS measure:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Revenue	$23,418	$19,248	$68,556	$53,944
Add: revenues from Oaktree	296	269	864	785
Add: Inter-segment and other revenues	599	511	1,749	1,518
Less: external revenues from consolidated subsidiaries of other segments	(23,292)	(19,171)	(68,190)	(53,699)
Fee Revenues	$1,021	$857	$2,979	$2,548
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure.
Q3 2022 INTERIM REPORT    60

The following table reconciles total FFO, fee-related earnings, and distributable earnings to net income:

	Three Months Ended		Nine Months Ended
	Total		Total
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
Net income	$716	$2,722	$5,151	$8,927
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	141	307	902	923
Fair value changes	549	(700)	(834)	(3,171)
Depreciation and amortization	1,997	1,617	5,694	4,698
Deferred income taxes	240	428	476	918
Realized disposition gains in fair value changes or equity	170	255	690	2,467
Non-controlling interests in FFO[2]	(2,347)	(3,221)	(7,617)	(8,933)
Total FFO	1,466	1,408	4,462	5,829
Less: total disposition gains	(151)	(328)	(704)	(2,731)
Less: net invested capital FFO	(685)	(483)	(1,926)	(1,177)
Less: realized carried interest, net	(99)	(146)	(275)	(574)
Fee-related earnings	531	451	1,557	1,347
Distributions from investments	696	567	1,917	1,529
Corporate activities	(173)	(144)	(520)	(440)
Insurance solutions operating earnings	159	5	218	9
Preferred share dividends	(40)	(39)	(119)	(119)
Add back: equity-based compensation costs	43	33	119	89
Distributable earnings before realizations	1,216	873	3,172	2,415
Realized carried interest, net	99	146	275	574
Disposition gains from principal investments	48	223	284	1,992
Distributable earnings	$1,363	$1,242	$3,731	$4,981
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
61    BROOKFIELD ASSET MANAGEMENT

Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to us by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2022	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.44	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.28	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of investments in our perpetual affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Q3 2022 INTERIM REPORT    62

Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the year:

AS AT SEP. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2022
Real Estate	$17,404	1.6x	20%	25%
Infrastructure	26,010	1.5x	20%	20%
Private Equity	8,034	1.7x	20%	15%
	$51,448
2021
Real Estate	$16,972	1.4x	20%	22%
Infrastructure	23,691	1.5x	20%	16%
Private Equity	5,770	2.0x	20%	16%
	$46,433
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest
	Sep. 30, 2022	Jun. 30, 2022	Change	Sep 30, 2021	Jun. 30, 2021	Change
Real Estate	$2,552	$2,504	$48	$1,591	$1,193	$398
Infrastructure	2,638	2,585	53	1,851	1,825	26
Private Equity	894	944	(50)	923	879	44
Credit and other	1,740	1,664	76	1,532	1,432	100
Accumulated unrealized carried interest	7,824	7,697	127	5,897	5,329	568
Less: associated expenses[1]	(2,341)	(2,298)	(43)	(1,930)	(1,823)	(107)
Accumulated unrealized carried interest, net	$5,483	$5,399	$84	3,967	$3,506	$461
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
63    BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Note	2022	2021
Assets
Cash and cash equivalents	5	$11,306	$12,694
Other financial assets	5,6	23,238	16,546
Accounts receivable and other	5,6	29,813	21,760
Inventory	6	12,138	11,415
Assets classified as held for sale	7	8,610	11,958
Equity accounted investments	8	44,064	46,100
Investment properties	9	111,603	100,865
Property, plant and equipment	10	111,538	115,489
Intangible assets	4	36,704	30,609
Goodwill	4	26,484	20,227
Deferred income tax assets		3,652	3,340
Total assets		$419,150	$391,003

Liabilities and equity
Corporate borrowings	5,6	$11,296	$10,875
Accounts payable and other	5,6	52,859	52,546
Liabilities associated with assets classified as held for sale	7	2,028	3,148
Non-recourse borrowings of managed entities	5,6	193,180	165,057
Deferred income tax liabilities		21,487	20,328
Subsidiary equity obligations	5	4,324	4,308

Equity
Preferred equity		4,145	4,145
Non-controlling interests		89,430	88,386
Common equity	12	40,401	42,210
Total equity		133,976	134,741
Total liabilities and equity		$419,150	$391,003
Q3 2022 INTERIM REPORT    64

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2022	2021	2022	2021
Revenues	13	$23,418	$19,248	$68,556	$53,944
Direct costs[1]		(19,768)	(16,368)	(58,304)	(45,630)
Other income and gains		111	1,123	605	3,078
Equity accounted income	8	933	662	2,340	1,818
Expenses
Interest		(2,874)	(1,899)	(7,417)	(5,560)
Corporate costs		(30)	(27)	(89)	(86)
Fair value changes	14	(549)	700	834	3,171
Income taxes		(525)	(717)	(1,374)	(1,808)
Net income		$716	$2,722	$5,151	$8,927
Net income attributable to:
Shareholders		$423	$797	$2,372	$2,848
Non-controlling interests		293	1,925	2,779	6,079
		$716	$2,722	$5,151	$8,927
Net income per share:
Diluted	12	$0.24	$0.47	$1.40	$1.72
Basic	12	0.25	0.49	1.44	1.78
1.In 2021, our company reclassified depreciation and amortization, which was previously presented as a separate line item, to direct costs. Direct costs include $2.0 billion and $5.7 billion of depreciation and amortization expense for the three and nine month periods ended September 30, 2022, respectively. Prior period amounts were adjusted to reflect this change, which resulted in an increase to direct costs by $1.6 billion and $4.7 billion for the three and nine month periods ended September 30, 2021, respectively, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.
65    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2022	2021	2022	2021
Net income		$716	$2,722	$5,151	$8,927
Other comprehensive (loss) income
Items that may be reclassified to net income
Financial contracts and power sale agreements		888	(163)	1,718	126
Marketable securities		(211)	(36)	(823)	95
Equity accounted investments	8	(832)	(1)	(1,140)	80
Foreign currency translation		(2,049)	(1,451)	(3,336)	(1,537)
Income taxes		(145)	36	(308)	36
		(2,349)	(1,615)	(3,889)	(1,200)
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(15)	65	61	(316)
Revaluation of pension obligations		(6)	—	33	48
Equity accounted investments	8	219	(2)	(25)	(2)
Marketable securities		(17)	(31)	(339)	484
Income taxes		13	(206)	22	(426)
		194	(174)	(248)	(212)
Other comprehensive loss		(2,155)	(1,789)	(4,137)	(1,412)
Comprehensive (loss) income		$(1,439)	$933	$1,014	$7,515
Attributable to:
Shareholders
Net income		$423	$797	$2,372	$2,848
Other comprehensive loss		(1,419)	(440)	(2,669)	(210)
Comprehensive (loss) income		$(996)	$357	$(297)	$2,638

Non-controlling interests
Net income		$293	$1,925	$2,779	$6,079
Other comprehensive loss		(736)	(1,349)	(1,468)	(1,202)
Comprehensive (loss) income		$(443)	$576	$1,311	$4,877

Q3 2022 INTERIM REPORT    66

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
Changes in period:
Net income	—	—	423	—	—	—	—	423	—	293	716
Other comprehensive loss..	—	—	—	—	—	(571)	(848)	(1,419)	—	(736)	(2,155)
Comprehensive income (loss)	—	—	423	—	—	(571)	(848)	(996)	—	(443)	(1,439)
Shareholder distributions
Common equity	—	—	(219)	—	—	—	—	(219)	—	—	(219)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,469)	(2,469)
Other items
Equity issuances, net of redemptions	286	(277)	(99)	—	—	—	—	(90)	—	4,365	4,275
Share-based compensation	—	95	(13)	—	—	—	—	82	—	—	82
Ownership changes	—	—	—	19	(9)	(1)	—	9	—	(238)	(229)
Total change in period	286	(182)	55	19	(9)	(572)	(848)	(1,251)	—	1,215	(36)
Balance as at September 30, 2022	$10,812	$169	$18,807	$5,956	$8,261	$(3,382)	$(222)	$40,401	$4,145	$89,430	$133,976
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED SEP. 30 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
Changes in period:
Net income	—	—	797	—	—	—	—	797	—	1,925	2,722
Other comprehensive income (loss)	—	—	—	—	20	(427)	(33)	(440)	—	(1,349)	(1,789)
Comprehensive income (loss)	—	—	797	—	20	(427)	(33)	357	—	576	933
Shareholder distributions
Common equity	—	—	(204)	—	—	—	—	(204)	—	—	(204)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,351)	(1,351)
Other items
Equity issuances, net of redemptions	3,137	(8)	—	—	—	—	—	3,129	—	(3,640)	(511)
Share-based compensation	—	17	(12)	—	—	—	—	5	—	—	5
Ownership changes	—	—	104	2,170	(80)	2	(8)	2,188	—	(3,390)	(1,202)
Total change in period	3,137	9	649	2,170	(60)	(425)	(41)	5,439	—	(7,805)	(2,366)
Balance as at September 30, 2021	$10,522	$311	$16,817	$5,765	$6,726	$(2,304)	$971	$38,808	$4,145	$80,618	$123,571
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

67    BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in period:
Net income	—	—	2,372	—	—	—	—	2,372	—	2,779	5,151
Other comprehensive (loss) income	—	—	—	—	—	(1,098)	(1,571)	(2,669)	—	(1,468)	(4,137)
Comprehensive income (loss)	—	—	2,372	—	—	(1,098)	(1,571)	(297)	—	1,311	1,014
Shareholder distributions
Common equity	—	—	(658)	—	—	—	—	(658)	—	—	(658)
Preferred equity	—	—	(111)	—	—	—	—	(111)	—	—	(111)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(8,197)	(8,197)
Other items
Equity issuances, net of redemptions	274	(284)	(489)	—	—	—	—	(499)	—	6,109	5,610
Share-based compensation	—	133	(84)	—	—	—	—	49	—	—	49
Ownership changes	—	—	72	(287)	(20)	3	(61)	(293)	—	1,821	1,528
Total change in period	274	(151)	1,102	(287)	(20)	(1,095)	(1,632)	(1,809)	—	1,044	(765)
Balance as at September 30, 2022	$10,812	$169	$18,807	$5,956	$8,261	$(3,382)	$(222)	$40,401	$4,145	$89,430	$133,976
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in period:
Net income	—	—	2,848	—	—	—	—	2,848	—	6,079	8,927
Other comprehensive (loss) income	—	—	—	—	(96)	(334)	220	(210)	—	(1,202)	(1,412)
Comprehensive income (loss)	—	—	2,848	—	(96)	(334)	220	2,638	—	4,877	7,515
Shareholder distributions
Common equity	—	—	(1,134)	—	—	—	—	(1,134)	—	—	(1,134)
Preferred equity	—	—	(111)	—	—	—	—	(111)	—	—	(111)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,701)	(6,701)
Other items
Equity issuances, net of redemptions	3,154	(25)	(288)	—	—	—	—	2,841	—	(849)	1,992
Share-based compensation	—	51	(16)	—	—	—	—	35	—	—	35
Ownership changes	—	—	340	3,074	(708)	163	(23)	2,846	—	(3,513)	(667)
Total change in period	3,154	26	1,639	3,074	(804)	(171)	197	7,115	—	(6,186)	929
Balance as at September 30, 2021	$10,522	$311	$16,817	$5,765	$6,726	$(2,304)	$971	$38,808	$4,145	$80,618	$123,571
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q3 2022 INTERIM REPORT    68

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2022	2021	2022	2021
Operating activities
Net income		$716	$2,722	$5,151	$8,927
Other income and gains		(111)	(1,123)	(605)	(3,078)
Share of undistributed equity accounted earnings		(492)	(287)	(931)	(552)
Fair value changes	14	549	(700)	(834)	(3,171)
Depreciation and amortization		1,997	1,617	5,694	4,698
Deferred income taxes		240	428	476	918
Sales of (investments in) residential inventory		301	(121)	184	(188)
Net change in non-cash working capital balances		(1,044)	(311)	(3,381)	(1,965)
		2,156	2,225	5,754	5,589
Financing activities
Corporate borrowings arranged		—	853	828	1,350
Corporate borrowings repaid		—	—	—	(526)
Commercial paper and bank borrowings, net		(631)	350	(229)	350
Non-recourse borrowings arranged		22,751	21,942	65,144	44,768
Non-recourse borrowings repaid		(14,685)	(14,958)	(40,445)	(34,447)
Non-recourse credit facilities, net		2,724	2,685	5,624	3,359
Subsidiary equity obligations issued		—	—	57	—
Subsidiary equity obligations redeemed		(230)	—	(459)	(248)
Deposits from related parties		411	—	448	802
Deposits provided to related parties		—	(557)	(35)	(557)
Capital provided from non-controlling interests		4,847	2,100	10,332	9,560
Capital repaid to non-controlling interests		(482)	(5,740)	(4,223)	(10,409)
Repayment of lease liabilities		(231)	(227)	(592)	(811)
Settlement of deferred consideration		(602)	—	(1,639)	—
Common shares issued		3	2	12	17
Common shares repurchased		(47)	—	(497)	(322)
Distributions to non-controlling interests		(2,469)	(1,351)	(8,197)	(6,701)
Distributions to shareholders		(256)	(240)	(769)	(1,245)
		11,103	4,859	25,360	4,940
Investing activities
Acquisitions
Investment properties		(2,949)	(3,309)	(7,384)	(7,798)
Property, plant and equipment		(1,946)	(1,401)	(5,194)	(4,340)
Equity accounted investments		(1,089)	(509)	(3,734)	(1,697)
Financial assets and other		(15,709)	(8,378)	(52,770)	(24,336)
Acquisition of subsidiaries		(10,201)	(3,158)	(20,385)	(5,931)
Dispositions
Investment properties		530	959	2,122	4,559
Property, plant and equipment		212	45	421	128
Equity accounted investments		339	205	1,594	1,379
Financial assets and other		15,713	7,958	50,703	23,484
Disposition of subsidiaries		3	1,799	2,400	5,491
Restricted cash and deposits		1,074	(141)	(15)	242
		(14,023)	(5,930)	(32,242)	(8,819)
Cash and cash equivalents
Change in cash and cash equivalents		(764)	1,154	(1,128)	1,710
Net change in cash classified within assets held for sale		30	(170)	30	(198)
Foreign exchange revaluation		(165)	(100)	(290)	(102)
Balance, beginning of period		12,205	10,459	12,694	9,933
Balance, end of period		$11,306	$11,343	$11,306	$11,343
69    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on renewable power and transition, infrastructure, private equity, real estate and credit. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at September 30, 2022, the Corporation’s Capital totaled $56.1 billion (December 31, 2021 – $57.5 billion), and is computed as follows:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Cash and cash equivalents	$1,543	$1,197
Other financial assets	6,579	3,430
Common equity in managed investments	43,544	46,248
Other assets and liabilities of the Corporation	4,406	6,585
Corporation’s Capital	$56,072	$57,460
Corporation’s Capital is comprised of the following:
Common equity	$40,401	$42,210
Preferred equity	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	11,296	10,875
	$56,072	$57,460
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.

Q3 2022 INTERIM REPORT    70

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at September 30, 2022 is as follows:

AS AT SEP. 30, 2022 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,543	$9,763	$—	$11,306
Other financial assets	6,579	16,659	—	23,238
Accounts receivable and other[1]	2,514	27,089	210	29,813
Inventory	2	12,136	—	12,138
Assets classified as held for sale	—	8,610	—	8,610
Equity accounted investments	5,930	38,134	—	44,064
Investment properties	25	111,578	—	111,603
Property, plant and equipment	217	111,321	—	111,538
Intangible assets	206	36,498	—	36,704
Goodwill	347	26,137	—	26,484
Deferred income tax assets	2,019	1,633	—	3,652
Accounts payable and other[1]	(5,959)	(46,690)	(210)	(52,859)
Liabilities associated with assets classified as held for sale	—	(2,028)	—	(2,028)
Deferred income tax liabilities	(451)	(21,036)	—	(21,487)
Subsidiary equity obligations	(444)	(3,880)	—	(4,324)
Total	12,528	325,924	—	338,452
Common equity in managed investments[2]	43,544	—	(43,544)	—
Corporation’s Capital	56,072	325,924	(43,544)	338,452
Less:
Corporate borrowings	11,296	—	—	11,296
Non-recourse borrowings of managed entities	—	193,180	—	193,180
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	89,200	—	89,430
Common equity	$40,401	$43,544	$(43,544)	$40,401
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $210 million and $210 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Residential Development operating segments.

71    BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2021 is as follows:

AS AT DEC. 31, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,197	$11,497	$—	$12,694
Other financial assets	3,430	13,116	—	16,546
Accounts receivable and other[1]	2,697	19,694	(631)	21,760
Inventory	2	11,413	—	11,415
Assets classified as held for sale	—	11,958	—	11,958
Equity accounted investments	6,553	39,547	—	46,100
Investment properties	16	100,849	—	100,865
Property, plant and equipment	215	115,274	—	115,489
Intangible assets	215	30,394	—	30,609
Goodwill	361	19,866	—	20,227
Deferred income tax assets	2,064	1,276	—	3,340
Accounts payable and other[1]	(5,104)	(48,073)	631	(52,546)
Liabilities associated with assets classified as held for sale	—	(3,148)	—	(3,148)
Deferred income tax liabilities	(299)	(20,029)	—	(20,328)
Subsidiary equity obligations	(135)	(4,173)	—	(4,308)
Total	11,212	299,461	—	310,673
Common equity in managed investments[2]	46,248	—	(46,248)	—
Corporation’s Capital	57,460	299,461	(46,248)	310,673
Less:
Corporate borrowings	10,875	—	—	10,875
Non-recourse borrowings of managed entities	—	165,057	—	165,057
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	88,156	—	88,386
Common equity	$42,210	$46,248	$(46,248)	$42,210
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $631 million and $631 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Q3 2022 INTERIM REPORT    72

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2021.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented in Note 2 of the Consolidated Financial Statements for the fiscal year ended December 31, 2021 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 9, 2022.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of the interim financial statements as of and for the three and nine months ended September 30, 2022.
c)    Recently Adopted Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022. The new standards were applied as follows:
i.    Amendments to IFRS 3 – Business Combinations (“IFRS 3”) - Reference to Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022.
The adoption did not have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024.
The company is currently assessing the impact of these amendments.
73    BROOKFIELD ASSET MANAGEMENT

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset Management business includes managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Managed investments:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets and distributed energy & sustainable solutions.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
iv.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
v.Residential Development business consists of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets
Q3 2022 INTERIM REPORT    74

typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$126	$66	$1,269	$3,703	$14,847	$2,810	$597	$23,418
Inter-segment and other revenues[1]	1,026	32	—	(2)	44	9	—	1,109	i
Segmented revenues	1,152	98	1,269	3,701	14,891	2,819	597	24,527
FFO from equity accounted investments[1]	62	168	65	439	143	169	28	1,074	ii
Interest expense	—	(134)	(292)	(486)	(772)	(1,166)	(24)	(2,874)	iii
Current income taxes	—	(15)	(33)	(70)	(133)	(29)	(5)	(285)	iv
FFO[1]	630	122	101	126	229	192	66	1,466	v
Common equity	4,674	(7,818)	4,758	2,550	3,147	31,041	2,049	40,401
Equity accounted investments	4,279	1,651	2,009	10,673	3,472	21,579	401	44,064
Additions to non-current assets[2]	—	81	1,845	1,905	11,078	6,431	28	21,368
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 64%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2022, $301 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
75    BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$77	$(8)	$1,068	$3,016	$11,976	$2,572	$547	$19,248
Inter-segment and other revenues[1]	1,084	(7)	—	1	84	8	—	1,170	i
Segmented revenues	1,161	(15)	1,068	3,017	12,060	2,580	547	20,418
FFO from equity accounted investments[1]	112	21	53	415	123	192	53	969	ii
Interest expense	—	(111)	(226)	(376)	(363)	(808)	(15)	(1,899)	iii
Current income taxes	—	(6)	(22)	(93)	(119)	(45)	(4)	(289)	iv
FFO[1]	597	(151)	58	248	433	147	76	1,408	v
Common equity	4,905	(8,942)	5,264	3,022	3,565	32,004	2,392	42,210
Equity accounted investments	4,496	2,056	1,801	9,569	2,945	24,829	404	46,100
Additions to non-current assets[2]	—	83	421	15,226	1,286	5,275	(5)	22,286
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2021, $457 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$366	$168	$3,855	$10,948	$42,913	$8,554	$1,752	$68,556
Inter-segment and other revenues[1]	3,146	(38)	—	1	172	24	—	3,305	i
Segmented revenues	3,512	130	3,855	10,949	43,085	8,578	1,752	71,861
FFO from equity accounted investments[1]	274	240	201	1,362	433	621	111	3,242	ii
Interest expense	—	(377)	(816)	(1,380)	(1,811)	(2,967)	(66)	(7,417)	iii
Current income taxes	—	(62)	(106)	(377)	(288)	(41)	(24)	(898)	iv
FFO[1]	1,832	(112)	293	486	712	1,013	238	4,462	v
Additions to non-current assets[2]	—	936	4,102	4,894	20,982	19,971	141	51,026
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 64%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2022, $1.2 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$245	$172	$3,436	$8,632	$32,822	$6,892	$1,745	$53,944
Inter-segment and other revenues[1]	3,623	(14)	—	5	367	24	—	4,005	i
Segmented revenues	3,868	158	3,436	8,637	33,189	6,916	1,745	57,949
FFO from equity accounted investments[1]	423	44	130	1,243	296	527	78	2,741	ii
Interest expense	—	(319)	(662)	(1,110)	(1,088)	(2,332)	(49)	(5,560)	iii
Current income taxes	—	(30)	(60)	(283)	(431)	(77)	(9)	(890)	iv
FFO[1]	1,921	(245)	969	695	1,762	586	141	5,829	v
Additions to non-current assets[2]	—	943	3,669	16,568	3,747	14,927	72	39,926
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2021, $1.7 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended September 30, 2022, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.0 billion (2021 – $1.1 billion), revenues earned on construction projects between consolidated entities totaling $47 million (2021 – $77 million), and other revenues totaling a net income of $36 million (2021 – $9 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
Q3 2022 INTERIM REPORT    76

For the nine months ended September 30, 2022, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $3.1 billion (2021 – $3.6 billion), revenues earned on construction projects between consolidated entities totaling $171 million (2021 – $356 million), and other revenues totaling a net loss of $12 million (2021 – income of $26 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
Consolidated equity accounted income	$933	$662	$2,340	$1,818
Non-FFO items from equity accounted investments[1]	141	307	902	923
FFO from equity accounted investments	$1,074	$969	$3,242	$2,741
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended September 30, 2022, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $1 million (2021 – $5 million) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2022, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $6 million (2021 – $23 million) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
Current income tax expense	$(285)	$(289)	$(898)	$(890)
Deferred income tax expense	(240)	(428)	(476)	(918)
Income tax expense	$(525)	$(717)	$(1,374)	$(1,808)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2022	2021	2022	2021
Net income		$716	$2,722	$5,151	$8,927
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		141	307	902	923
Fair value changes		549	(700)	(834)	(3,171)
Depreciation and amortization		1,997	1,617	5,694	4,698
Deferred income taxes		240	428	476	918
Realized disposition gains in fair value changes or equity	vi	170	255	690	2,467
Non-controlling interests in FFO		(2,347)	(3,221)	(7,617)	(8,933)
Total FFO		$1,466	$1,408	$4,462	$5,829
77    BROOKFIELD ASSET MANAGEMENT

vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $170 million for the three months ended September 30, 2022 (2021 – $255 million), of which $137 million relates to prior periods (2021 – $239 million), $nil has been recorded directly in equity as changes in ownership (2021 – $nil) and a gain of $33 million has been recorded in fair value changes (2021 – $16 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $690 million for the nine months ended September 30, 2022 (2021 – $2.5 billion), of which $498 million relates to prior periods (2021 – $1.7 billion), $nil has been recorded directly in equity as changes in ownership (2021 – $751 million) and a gain of $192 million has been recorded in fair value changes (2021 – $36 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
U.S.	$6,404	$4,939	$17,419	$13,962
U.K.	6,174	5,815	19,036	15,347
Europe	2,734	2,021	8,255	5,923
Canada	2,698	1,857	8,131	5,146
Australia	1,566	1,456	4,565	4,378
Brazil	1,337	955	3,890	2,654
Other Asia	778	635	2,189	1,942
India	707	676	2,082	1,878
Colombia	520	466	1,584	1,394
Other	500	428	1,405	1,320
	$23,418	$19,248	$68,556	$53,944
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
U.S.	$194,260	$172,952
U.K.	33,225	36,740
Europe	39,206	32,065
Canada	51,079	52,989
Australia	25,317	20,767
Brazil	24,556	22,052
Other Asia	12,181	12,866
India	19,723	20,935
Colombia	9,850	11,065
Other	9,753	8,572
	$419,150	$391,003
Q3 2022 INTERIM REPORT    78

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2022. No material changes were made to provisional allocations.

AS AT SEP. 30, 2022 (MILLIONS)	Real Estate	Renewable Power and Transition	Private Equity	Infrastructure and Other	Total
Cash and cash equivalents	$434	$60	$855	$9	$1,358
Accounts receivable and other	345	199	5,832	15	6,391
Inventory	—	29	326	2	357
Equity accounted investments	—	—	461	—	461
Investment properties	9,334	—	—	—	9,334
Property, plant and equipment	63	1,578	767	140	2,548
Intangible assets	5	—	10,767	138	10,910
Goodwill	242	497	7,203	288	8,230
Deferred income tax assets	—	1	46	—	47
Total assets	10,423	2,364	26,257	592	39,636
Less:
Accounts payable and other	(468)	(243)	(2,068)	(56)	(2,835)
Non-recourse borrowings	(3,390)	(409)	(4,614)	(50)	(8,463)
Deferred income tax liabilities	(421)	(123)	(1,746)	(18)	(2,308)
Non-controlling interests[1]	(1,929)	—	(82)	(64)	(2,075)
	(6,208)	(775)	(8,510)	(188)	(15,681)
Net assets acquired	$4,215	$1,589	$17,747	$404	$23,955

Consideration[2]	$4,215	$1,589	$17,747	$404	$23,955
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the nine months ended September 30, 2022, Brookfield acquired $39.6 billion of total assets as well as assumed $15.7 billion of total liabilities and non-controlling interests in equity through business combinations. Total consideration transferred for the business combinations was $24.0 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $2.0 billion of revenue and $65 million of net loss in 2022 from the acquired operations as a result of the acquisitions made during the first nine months. If the acquisitions had occurred at the beginning of the year, they would have contributed $4.4 billion and $47 million to total revenues and net loss, respectively.
Real Estate
A subsidiary of the company, alongside institutional partners, acquired a 95% interest in a German office portfolio. The transaction was acquired in stages and was accounted for as a business combination as of the date in which control was attained on January 11, 2022. The total consideration paid for the portfolio was $2.0 billion, comprising of $188 million of debt and an existing 46% interest valued at $1.8 billion. Goodwill of $238 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred if the transaction had occurred at the beginning of the year are $180 million and $89 million, respectively.

On June 15, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a real estate investment trust comprised of primarily office properties in Ireland. The total consideration paid for the business was $1.1 billion, comprising of $754 million of debt and $360 million of cash. Goodwill of $3 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $47 million and $23 million, respectively.

79    BROOKFIELD ASSET MANAGEMENT

On July 5, 2022, a subsidiary of the company, alongside institutional partners, acquired 84% of a Belgian public real estate investment trust. Subsequently, a second tender offer concluded on September 30, 2022 bringing total ownership to 97%. The total consideration paid for the business was $1.1 billion, comprising of $443 million of debt and $665 million of cash. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $127 million and $189 million, respectively.

Renewable Power and Transition
On January 24, 2022, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a utility scale development business in the U.S. The total consideration paid for the business was $702 million comprised entirely of debt, with $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. Goodwill of $178 million was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $2 million and $19 million, respectively.
On September 28, 2022, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of an integrated distributed generation developer in the U.S. The total consideration paid for the business was $636 million, comprised entirely of debt. Goodwill of $234 million was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $34 million and $7 million, respectively.
Private Equity
On April 4, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a lottery services operation. Total consideration was $5.8 billion, comprising $2.5 billion of equity, $3.3 billion of debt and $29 million of contingent consideration payable to the former shareholder if certain performance targets are met. Goodwill of $1.2 billion was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $799 million and $119 million, respectively.
On May 31, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in an Australian residential mortgage lender, for total consideration of $1.1 billion, inclusive of $17 million of non-cash consideration and $40 million of contingent consideration payable to the former shareholder if certain performance targets are met. Goodwill of $389 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $268 million and $72 million, respectively.
On July 6, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a dealer software and technology services operation, for total consideration of $8.3 billion, inclusive of $3.4 billion of cash and $4.9 billion of debt. Goodwill of $4.6 billion was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $1.4 billion and $274 million, respectively.
Q3 2022 INTERIM REPORT    80

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2021. Please refer to Note 26 of the December 31, 2021 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at September 30, 2022 and December 31, 2021:

	2022		2021
AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,306	$11,306	$12,694	$12,694
Other financial assets
Government bonds	1,528	1,528	2,020	2,020
Corporate bonds	2,073	2,073	2,521	2,521
Fixed income securities and other	5,802	5,802	3,241	3,241
Common shares and warrants	5,971	5,971	5,927	5,927
Loans and notes receivable	7,864	7,864	2,837	2,837
	23,238	23,238	16,546	16,546
Accounts receivable and other	22,475	22,475	15,318	15,318
	$57,019	$57,019	$44,558	$44,558
Financial liabilities
Corporate borrowings	$11,296	$10,049	$10,875	$11,993
Non-recourse borrowings of managed entities
Property-specific borrowings	177,929	175,182	152,008	153,844
Subsidiary borrowings	15,251	15,028	13,049	13,415
	193,180	190,210	165,057	167,259
Accounts payable and other	44,769	44,769	43,504	43,504
Subsidiary equity obligations	4,324	4,324	4,308	4,308
	$253,569	$249,352	$223,744	$227,064

81    BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2022			2021
AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$88	$1,440	$—	$48	$1,972	$—
Corporate bonds	176	1,571	322	85	2,050	383
Fixed income securities and other	510	2,256	448	762	1,908	451
Common shares and warrants	4,104	317	1,550	4,063	548	1,316
Loans and notes receivables	5	—	6	—	—	5
	4,883	5,584	2,326	4,958	6,478	2,155
Accounts receivable and other	64	6,111	17	3	2,265	77
	$4,947	$11,695	$2,343	$4,961	$8,743	$2,232
Financial liabilities
Accounts payable and other	$12	$4,304	$1,625	$29	$4,150	$1,311
Subsidiary equity obligations	—	444	790	—	135	1,403
	$12	$4,748	$2,415	$29	$4,285	$2,714
During the three and nine months ended September 30, 2022, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2022	Valuation Techniques and Key Inputs
Other financial assets	$5,584	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	6,111 / (4,304)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Redeemable fund units (subsidiary equity obligations)	(444)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
Q3 2022 INTERIM REPORT    82

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2022	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$322	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	448	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,550	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	17 / (1,625)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(790)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the three and nine months ended September 30, 2022:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2022 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$2,452	$2,566	$2,232	$2,714
Fair value changes in net income	(54)	(198)	104	(99)
Fair value changes in other comprehensive income[1]	(19)	(29)	(22)	4
Additions, net of disposals	(36)	76	29	(204)
Balance, end of period	$2,343	$2,415	$2,343	$2,415
1.Includes foreign currency translation.

83    BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2022	2021	2022	2021	2022	2021
Current portion	$7,688	$6,963	$20,947	$16,098	$8,850	$8,557
Non-current portion	15,550	9,583	8,866	5,662	3,288	2,858
	$23,238	$16,546	$29,813	$21,760	$12,138	$11,415
b)    Liabilities

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2022	2021	2022	2021	2022	2021
Current portion[1]	$31,333	$29,136	$683	$912	$43,026	$31,879
Non-current portion	21,526	23,410	10,613	9,963	150,154	133,178
	$52,859	$52,546	$11,296	$10,875	$193,180	$165,057
1.Current portion of corporate borrowings includes $683 million (December 31, 2021 – $912 million) of short-term commercial paper and revolving facility draws.

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2022 (MILLIONS)	Real Estate	Infrastructure	Private Equity	Total
Assets
Cash and cash equivalents	$43	$131	$—	$174
Accounts receivable and other	31	35	348	414
Equity accounted investments	379	130	—	509
Investment properties	4,426	—	572	4,998
Property, plant and equipment	68	4	70	142
Other long-term assets	4	2,228	133	2,365
Deferred income tax assets	8	—	—	8
Assets classified as held for sale	$4,959	$2,528	$1,123	$8,610
Liabilities
Accounts payable and other	$82	$207	$78	$367
Non-recourse borrowings of managed entities	239	1,057	—	1,296
Deferred income tax liabilities	138	227	—	365
Liabilities associated with assets classified as held for sale	$459	$1,491	$78	$2,028
As at September 30, 2022, assets held for sale within our Real Estate segment include six malls in the U.S., one hospitality asset in the U.S., two office assets in the U.S., a portfolio of student housing assets in the U.K., and three multifamily assets in the U.S.
For the nine months ended September 30, 2022, we disposed of $8.7 billion and $3.2 billion of assets and liabilities, respectively. The majority of disposals relate to the sales of a triple-net lease portfolio, a hospitality portfolio and four malls in the U.S., and an office asset in the U.S. within our Real Estate segment.
Q3 2022 INTERIM REPORT    84

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)
Balance, beginning of period	$46,100
Acquisitions through business combinations	461
Disposals, net of additions[1]	(143)
Share of comprehensive income	1,176
Distributions received	(1,410)
Returns of capital	(395)
Foreign currency translation and other	(1,725)
Balance, end of period	$44,064
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
Disposals, net of additions, of $143 million during the period primarily relate to the consolidation of our German office portfolio within our Real Estate segment, which was previously recorded as an equity accounted investment. This was partially offset by the acquisitions of equity accounted investments in an Australian regulated utility business and a smart meter business in Australia and New Zealand within our Infrastructure segment.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)
Fair value, beginning of period	$100,865
Additions	9,180
Acquisitions through business combinations	9,334
Dispositions[1]	(4,208)
Fair value changes	2,337
Foreign currency translation and other	(5,905)
Fair value, end of period[2]	$111,603
1.Includes amounts reclassified to held for sale.
2.Includes $4.3 billion of right-of-use (“ROU”) investment properties (December 31, 2021 – $4.1 billion).
Investment properties include the company’s office, retail, multifamily and other properties, as well as highest and best-use land within the company’s sustainable resources operations. Additions of $18.5 billion primarily relate to the purchases of investment properties within our real estate funds and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2022 (MILLIONS)
Core	$19,194
Transitional and Development	27,333
LP Investments	64,272
Other investment properties	804
$111,603
85    BROOKFIELD ASSET MANAGEMENT

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2022	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.0%	4.6%	11
Transitional and Development[1]	7.2%	5.9%	10
LP Investments[1]	8.8%	6.0%	13
Other investment properties[2]	7.3%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.

Q3 2022 INTERIM REPORT    86

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$50,317	$38,655	$10,864	$15,653	$115,489
Additions	1,613	1,927	920	1,480	5,940
Acquisitions through business combinations	1,578	140	63	767	2,548
Dispositions and assets reclassified as held for sale	(123)	(97)	215	(292)	(297)
Depreciation expense	(1,183)	(1,186)	(387)	(1,366)	(4,122)
Foreign currency translation and other	(2,285)	(3,595)	(946)	(1,194)	(8,020)
Total change	(400)	(2,811)	(135)	(605)	(3,951)
Balance, end of period[1]	$49,917	$35,844	$10,729	$15,048	$111,538
1.Our ROU PP&E assets include $421 million (December 31, 2021 – $415 million) in our Renewable Power and Transition segment, $3.5 billion (December 31, 2021 – $4.0 billion) in our Infrastructure segment, $768 million (December 31, 2021 – $905 million) in our Real Estate segment, and $1.5 billion (December 31, 2021 – $1.7 billion) in our Private Equity and other segments, totaling $6.2 billion (December 31, 2021 – $7.0 billion) of ROU assets.

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:

•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020;
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020;
•$500 million of 2.724% notes due in 2031 on April 12, 2021;
•$250 million of 3.50% notes due in 2051 on July 26, 2021;
•$400 million of 3.90% notes due in 2028 on February 4, 2022; and
•$400 million of 3.625% notes due in 2052 on February 4, 2022.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Capital Finance LLC (the “US LLC Issuer”) is a Delaware limited liability company formed on August 12, 2022 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, the US LLC Issuer, BFL II, BF AUS and BF U.K. are consolidated subsidiaries of the Corporation that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities
87    BROOKFIELD ASSET MANAGEMENT

issued by BFL and BF U.K. are, and any debt securities issued by the US LLC Issuer, BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.50% perpetual subordinated notes. On July 26, 2021, BF U.K. issued $600 million of 2.34% notes due in 2032. The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2022, C$35 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$344	$71	$—	$9	$—	$—	$—	$—	$39	$24,978	$(2,023)	$23,418
Net income (loss) attributable to shareholders	423	85	—	—	—	—	—	—	102	1,036	(1,223)	423
Total assets	80,060	8,588	—	615	—	—	831	—	5,036	438,716	(114,696)	419,150
Total liabilities	35,514	7,286	—	605	—	—	601	—	3,497	268,053	(30,382)	285,174
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED SEP. 30 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,104	$64	$—	$9	$—	$—	$6	$—	$36	$20,843	$(2,814)	$19,248
Net income (loss) attributable to shareholders	797	(1)	—	—	—	—	2	—	37	2,041	(2,079)	797
Total assets	84,793	8,256	—	607	—	—	843	—	5,433	400,288	(109,217)	391,003
Total liabilities	38,438	6,387	—	597	—	—	603	—	3,734	237,100	(30,597)	256,262
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$598	$212	$—	$25	$—	$—	$9	$—	$114	$74,506	$(6,908)	$68,556
Net income (loss) attributable to shareholders	2,372	(4)	—	—	—	—	4	—	151	4,631	(4,782)	2,372

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$1,156	$185	$—	$25	$—	$—	$8	$—	$84	$59,006	$(6,520)	$53,944
Net income (loss) attributable to shareholders	2,848	(7)	—	—	—	—	4	—	—	4,465	(4,462)	2,848
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K., US LLC Issuer and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.

Q3 2022 INTERIM REPORT    88

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Common shares	$10,812	$10,538
Contributed surplus	169	320
Retained earnings	18,807	17,705
Ownership changes	5,956	6,243
Accumulated other comprehensive income	4,657	7,404
Common equity	$40,401	$42,210
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the third quarter of 2022 of $0.14 per share (2021 – $0.13 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2022 AND DEC. 31, 2021	2022	2021
Class A shares[1]	1,575,406,027	1,568,743,821
Class B shares	85,120	85,120
Shares outstanding[1]	1,575,491,147	1,568,828,941
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	59,836,711	82,825,207
Total diluted shares	1,635,327,858	1,651,654,148
1.Net of 57,556,179 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2022	2021	2022	2021
Outstanding, beginning of period[1]	1,561,910,213	1,506,708,941	1,568,828,941	1,510,720,411
Issued (Repurchased)
Issuances	68,358	61,250,243	102,917	61,250,243
Repurchases	(2,909,620)	(2,054,305)	(11,891,232)	(8,724,297)
Long-term share ownership plans[2]	16,366,945	2,097,824	18,281,774	4,695,878
Dividend reinvestment plan and other	55,251	30,554	168,747	91,022
Outstanding, end of period[3]	1,575,491,147	1,568,033,257	1,575,491,147	1,568,033,257
1.Net of 77,112,939 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2022 (June 30, 2021 – 69,921,784) and 69,663,192 as at December 31, 2021 (December 31, 2020 – 64,197,815).
2.Includes management share option plan and restricted stock plan.
3.Net of 57,556,179 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2022 (September 30, 2021 – 69,941,421).

89    BROOKFIELD ASSET MANAGEMENT

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Net income attributable to shareholders	$423	$797	$2,372	$2,848
Preferred share dividends	(37)	(36)	(111)	(111)
Dilutive effect of conversion of subsidiary preferred shares	—	(1)	—	(26)
Net income available to shareholders	386	760	2,261	2,711
Dilutive impact of exchangeable shares	1	1	4	1
Net income available to shareholders including dilutive impact of exchangeable shares	$387	$761	$2,265	$2,712

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Weighted average – Class A and Class B shares	1,562.5	1,552.8	1,565.0	1,526.9
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	48.9	59.6	53.5	45.7
Class A and Class B shares and share equivalents	1,611.4	1,612.4	1,618.5	1,572.6

Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2022, the company did not grant any stock options. During the nine months ended September 30, 2022, the company granted 4.0 million stock options at a weighted average exercise price of $56.93. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.8% volatility, a weighted average expected dividend yield of 1.4% annually, a risk-free rate of 1.9% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange.
During the three months ended September 30, 2022, the vesting for the majority of the company’s escrowed shares that were unvested at the time was accelerated, and the in-the-money value of these escrowed shares (“exchanged escrowed shares”), to the extent there was any, was exchanged for the company’s Class A shares issued from treasury such that holders thereof will participate in the upcoming special distribution of our Asset Management business (“special distribution”) on the same basis as all other holders of the company’s Class A shares. As required by the escrowed share plan, an equal amount of the company’s Class A shares as those issued from treasury were cancelled such that the issuance of shares on this exchange was not dilutive to shareholders. In conjunction with the special distribution, each previous holder of an exchanged escrowed share that was granted in 2014 or later will be granted new escrowed shares of the company (“new escrowed share”). Such new escrowed shares generally vest over a longer period, between five and ten years, and must be held to the fifth anniversary of the grant date. Overall, each new escrowed share will have similar terms and conditions, adjusted as appropriate, as the corresponding exchanged escrowed share.
Q3 2022 INTERIM REPORT    90

During the three months ended September 30, 2022, the company granted an additional 35.6 million escrowed shares at a weighted average price of $42.25. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.4 years, 31.9% volatility, a weighted average expected dividend yield of 1.3% annually, a risk-free rate of 3.0% and a liquidity discount of 25%. During the nine months ended September 30, 2022, the company granted 40.7 million escrowed shares at a weighted average price of $44.11. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.4-year term, 31.0% volatility, a weighted average expected dividend yield of 1.3% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$126	$—	$1,156	$3,510	$14,123	$1,116	$568	$20,599
Other revenue	—	66	113	193	724	1,694	29	2,819
	$126	$66	$1,269	$3,703	$14,847	$2,810	$597	$23,418

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$366	$—	$3,704	$10,396	$40,816	$3,200	$1,667	$60,149
Other revenue	—	168	151	552	2,097	5,354	85	8,407
	$366	$168	$3,855	$10,948	$42,913	$8,554	$1,752	$68,556

FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$77	$—	$964	$2,848	$11,554	$996	$514	$16,953
Other revenue	—	(8)	104	168	422	1,576	33	2,295
	$77	$(8)	$1,068	$3,016	$11,976	$2,572	$547	$19,248

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$245	$—	$2,960	$8,062	$31,597	$2,212	$1,671	$46,747
Other revenue	—	172	476	570	1,225	4,680	74	7,197
	$245	$172	$3,436	$8,632	$32,822	$6,892	$1,745	$53,944

91    BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$56	$—	$11,814	$266	$565	$12,701
Services transferred over a period of time	126	—	1,100	3,510	2,309	850	3	7,898
	$126	$—	$1,156	$3,510	$14,123	$1,116	$568	$20,599

FOR THE NINE MONTHS ENDED SEP. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$152	$41	$34,773	$736	$1,654	$37,356
Services transferred over a period of time	366	—	3,552	10,355	6,043	2,464	13	22,793
	$366	$—	$3,704	$10,396	$40,816	$3,200	$1,667	$60,149

FOR THE THREE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$17	$26	$9,937	$190	$510	$10,680
Services transferred over a period of time	77	—	947	2,822	1,617	806	4	6,273
	$77	$—	$964	$2,848	$11,554	$996	$514	$16,953

FOR THE NINE MONTHS ENDED SEP. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$101	$119	$26,565	$408	$1,666	$28,859
Services transferred over a period of time	245	—	2,859	7,943	5,032	1,804	5	17,888
	$245	$—	$2,960	$8,062	$31,597	$2,212	$1,671	$46,747
14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2022	2021	2022	2021
Investment properties	$(76)	$1,077	$2,337	$2,784
Transaction related (losses) gains, net of expenses	(315)	(340)	(544)	659
Financial contracts	(204)	182	(234)	835
Impairment and provisions	(36)	(77)	(15)	(461)
Other fair value changes	82	(142)	(710)	(646)
	$(549)	$700	$834	$3,171
Q3 2022 INTERIM REPORT    92

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Brookfield Place, Box 762, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
1-514-985-8843 (Outside North America)
F: 1-888-249-6189
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2021 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

93    BROOKFIELD ASSET MANAGEMENT

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, C.M., F.C.P.A., F.C.A.
Former Chief Administrative Officer and
Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair, and former Chief Financial Officer,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Ltd.

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Chair, GLP IM Holdings Limited and Former Chair, Global Logistic Properties Ltd., and former President of GIC Real Estate Pte. Ltd.

Diana L. Taylor
Former Superintendent of Banks for the State of New York and investment banker

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
Q3 2022 INTERIM REPORT    94

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.261
Edifício WT Morumbi
Ala B - 20° andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 16, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Huangpu District
Shanghai 200021
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America

Bogotá
Lima
Rio de Janeiro

Europe / UAE

Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo